Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 9, 2024

among

JUNIPER NETWORKS, INC.,

HEWLETT PACKARD ENTERPRISE COMPANY

and

JASMINE ACQUISITION SUB, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 9, 2024, among Juniper Networks, Inc., a Delaware corporation (the “Company”), Hewlett Packard Enterprise Company, a Delaware corporation (“Parent”), and Jasmine Acquisition Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Subsidiary be merged with and into the Company on the terms and subject to the conditions set forth in this Agreement, with the Company continuing as the surviving corporation following the Merger and as a wholly-owned Subsidiary of Parent; and

WHEREAS, the Board of Directors of the Company has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend adoption of this Agreement and approval of the Merger by the stockholders of the Company; and

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have (i) determined that it is in the best interests of the stockholders of Parent and Merger Subsidiary, respectively, to enter into this Agreement and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions.

(a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, and the rules and regulations of the SEC promulgated thereunder, as amended from time to time.

“1934 Act” means the Securities Exchange Act of 1934, and the rules and regulations of the SEC promulgated thereunder, as amended from time to time.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, inquiry or indication of interest of any Third Party relating to, in a single transaction or a series of related transactions, (i) any direct or indirect acquisition, purchase, exchange, transfer or license of assets (including equity or voting securities of any Subsidiary of the Company) representing 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable; (ii) any direct or indirect issuance, acquisition, purchase, exchange or transfer of 20% or more of any class of equity or voting securities of the Company; (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party or the equityholders of such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company; or (iv) any merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with a Third Party involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable, in each case in this clause (iv), in which the stockholders of the Company immediately prior to such transaction will not own, directly or indirectly, at least 80% of the surviving company in the same proportions as immediately prior to such transaction.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon such Person, as amended unless expressly specified otherwise.

“beneficially owned” shall have the meaning given such term in Rule 13d-3 under the 1934 Act.

“Board of Directors” means the Board of Directors of the Company.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2023.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2023, and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means September 30, 2023.

“Company Certificate” means the Restated Certificate of Incorporation of the Company, as amended and in effect on the date hereof.

“Company Data” means all proprietary and confidential data and information collected, generated or used in the conduct of the Company, including all Personal Data in the possession, custody or control of the Company, or otherwise held or processed on the Company’s behalf.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company ESPP” means the Company’s 2008 Employee Stock Purchase Plan, as amended and restated as of May 14, 2020, and as may be further amended and restated following the date hereof in accordance with the terms of this Agreement.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Products” means all products, technologies and services (including Software, platform, infrastructure or other products that are provided as a service, engineering, support and maintenance and other professional services, including education and training programs) that the Company or any of its Subsidiaries makes commercially available.

“Company RSU Award” means (i) each time-vesting restricted share unit award with respect to Shares granted under the Company Stock Plans and (ii) each performance-vesting or performance share award with respect to Shares granted under the Company Stock Plans.

“Company Stock Plans” means the (i) Company’s 2015 Equity Incentive Plan, as amended, (ii) Mist Systems, Inc. 2014 Incentive Plan, (iii) 128T Technology, Inc. Amended and Restated 2014 Equity Incentive Plan, and (iv) Apstra, Inc. Amended and Restated 2014 Equity Incentive Plan.

“Company Systems” means the computer systems and other information technology equipment, including the Software, cloud storage/computing platforms, mobile devices, firmware and hardware, in each case that are owned, leased or licensed by the Company or any of its Subsidiaries for use in the conduct of its business.

“Compensation Committee” means the compensation committee of the Board of Directors.

“Contract” means any contract, lease, indenture, note, bond, mortgage, franchise, license, agreement, instrument or other commitment that, in each case, is legally binding.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign laws or regulations.

“Data Privacy and Security Requirements” means, to the extent relating to privacy, data protection or data security, and applicable to the Company or any of its Subsidiaries, all (i) Applicable Laws, (ii) any internal or externally-facing written policies (including written privacy policies or notices) of the Company or any of its Subsidiaries; (iii) generally accepted industry standards applicable to the industry in which the Company and its Subsidiaries operate and to which the Company or any of its Subsidiaries have agreed or are otherwise legally bound; and (iv) contractual requirements to which the Company or any of its Subsidiaries is subject.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any and all applicable statutes, laws, regulations or rules relating to the protection of the environment, human health or safety, or pollution, including the use, handling, transportation, treatment, storage, release or threat of release of, or exposure of any Person to, Hazardous Substances.

“Equity Award Exchange Ratio” means the quotient of (i) the Merger Consideration divided by (ii) the volume weighted average price of a Parent Share over the ten (10) trading-day period starting with the opening of trading on the eleventh (11th) trading day prior to the Closing Date and ending at the close of trading on the second-to-last trading day prior to the Closing Date, as reported by Bloomberg.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of June 15, 2023, among the Company, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.

“Financing Sources” means each debt provider (including each agent and arranger) that commits to provide Parent or any of its Subsidiaries Debt Financing (including any Persons providing Substitute Financing) pursuant to the Debt Commitment Letter (the “Financing Entities”), and their respective Representatives and other Affiliates; provided that neither Parent nor Merger Subsidiary shall be a Financing Source.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, municipal or local governmental, quasi-governmental, regulatory or administrative authority, or self-regulatory organization, department, ministry, court, arbitrator or arbitral body, other tribunal, commission, commissioner, board, subdivision, bureau, agency or official, including any political subdivision thereof.

“Hazardous Substances” means petroleum and petroleum distillates, polychlorinated biphenyls, friable asbestos or friable asbestos containing materials, PFAS, compounds, substances, products, materials or wastes that are defined, classified, limited or regulated as hazardous, toxic, a contaminant or pollutant, PBT chemicals, or that could give rise to any liability due to their harmful or deleterious properties, under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any capitalized lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (vi) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable; provided that “Indebtedness” shall not include any such obligations of any kind between the Company and any of its Wholly-Owned Subsidiaries or between any Wholly-Owned Subsidiary of the Company and another Wholly-Owned Subsidiary of the Company.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights arising anywhere in the world, whether statutory, based on common law or otherwise, and whether registered or unregistered, including in or with respect to, or arising from, any of the following: (i) works of authorship, including exclusive exploitation rights, copyrights, moral rights of authors, Software and mask works; (ii) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names, URLs, together with all goodwill associated with any of the foregoing (collectively, “Trademarks”); (iii) trade secrets, know-how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (iv) patents, utility models, designs and industrial property rights; (v) data and database rights, including any such rights provided by contract; and (vi) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, reexaminations, divisions or reissues of, and applications for, any of the rights referred to in clauses (i) through (v).

“Intervening Event” means any material change, event, occurrence or development with respect to the Company and its Subsidiaries occurring after the date of this Agreement that was not known to, or reasonably foreseeable by, the Board of Directors as of the date of this Agreement (or if known, the material consequences of which were not known or reasonably foreseeable to the Board of Directors as of the date of this Agreement); provided that, none of the following, in and of itself, shall constitute an Intervening Event: (i) any Acquisition Proposal or consequence thereof, (ii) any breach of this Agreement by the Company, (iii) any change in the market price or trading volume of the Shares or the fact that the Company meets or exceeds any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (iii)), or (iv) the timing of any licenses, authorizations, permits, consents or approvals required to be obtained pursuant to this Agreement prior to the Closing in connection with the transactions contemplated by this Agreement.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01(b) of the Parent Disclosure Schedule.

“Lease” means any lease of real property leased, subleased or licensed by the Company.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, hypothecation, option, license, sublicense, covenant not to sue, right of first refusal, preemptive right or adverse claim in respect of such property or asset, or any restriction on the voting of any security, any restriction on the transfer of any security or other attribute of ownership of any property or asset.

“Material Adverse Effect” means, (a) with respect to the Company, any effect, change, event, circumstance or occurrence (each an “Effect,” and collectively, “Effects”) that, individually or in the aggregate, (i) would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or (ii) has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided that, for purposes of this clause (ii) only, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (A) any Effect to the extent arising out of or attributable to changes after the date hereof in GAAP or other accounting standards or regulations or principles applicable to the Company or any of its Subsidiaries or authoritative interpretations thereof, or other regulatory accounting requirements applicable to the Company or its Subsidiaries, (B) any Effect generally affecting the financial, securities, credit or other capital markets or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates), (C) any Effect to the extent arising out of or attributable to changes after the date hereof in Applicable Law or the binding interpretation thereof, (D) any Effect to the extent arising out of or attributable to geopolitical conditions, acts of war, sabotage or terrorism (including cyberterrorism), outbreak of hostilities, trade war, natural disasters, acts of God, weather or environmental events or health emergencies, pandemics or epidemics or contagions, quarantine restrictions or other similar measures related to public health matters and any governmental or industry responses thereto (or the worsening of any of the foregoing), (E) any Effect to the extent arising from or attributable to the execution or announcement of this Agreement or pendency or the consummation of the transactions contemplated by this Agreement (including the identity of Parent), including any impact on the Company’s and its Subsidiaries’ relationships with employees, contractors, customers, suppliers, distributors, regulators or business partners; provided that the exception in this clause (E) shall not apply for purposes of the representations and warranties in Section 4.04 or any other representations and warranties that are intended to address the consequence of the execution or announcement of this Agreement or the consummation of the transactions contemplated by this Agreement, (F) changes in the market price or trading volume of the Shares (it being understood that this clause (F) shall not prevent a party from asserting any Effect, to the extent not otherwise excluded in the definition of Material Adverse Effect, that may have contributed to such change independently constitutes or contributes to a Material Adverse Effect), (G) any failure by the Company and its Subsidiaries to meet any internal (including analyst-or financial advisor-prepared) or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (G) shall not prevent a party from asserting any Effect, to the extent not otherwise excluded in the definition of Material Adverse Effect, that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (H) any action taken or not taken, as applicable, by the Company or any of its Subsidiaries at the written request of Parent or Merger Subsidiary, (I) any action taken by the Company or any of its Subsidiaries that is expressly required to be taken pursuant to this Agreement (other than pursuant to the first paragraph of Section 6.01) or failure to take any action that is expressly prohibited pursuant to this Agreement or (J) the matters set forth on Section 1.01(c) of the Company Disclosure Schedule; provided that the exclusions set forth in clauses (A), (B), (C), and (D) shall only apply to the extent that such Effect does not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and its Subsidiaries operate, and (b) with respect to Parent, any Effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, further that the absence or failure to obtain any consent, approval, waiver or clearance from a Governmental Authority in connection with any of the Required Regulatory Approvals or otherwise required in connection with Section 8.01(a) and Section 8.01(b) shall not in and of itself be a Material Adverse Effect (provided that the exception in this proviso shall not apply for purposes of the representations and warranties in Section 4.03 or Section 5.03, as applicable).

“NYSE” means the New York Stock Exchange.

“Open Source Materials” means any Software that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (such as the Creative Commons licenses, GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“PBT chemicals” means persistent, bioaccumulative and toxic chemicals.

“Permitted Lien” means (i) Liens reflected on the Company Balance Sheet; (ii) Liens for Taxes (A) that are not due and payable or (B) the validity of which are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been maintained in accordance with GAAP; (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business; (iv) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (v) zoning, building and other similar codes and regulations which are not violated in any material respect by the use and operation of any property of the Company and its Subsidiaries; (vi) in the case of real property, Liens, easements, rights-of-way, covenants, contractual liens, common law liens and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, in each case that do not adversely affect in any material respect the occupancy or use of any property of the Company and its Subsidiaries; (vii) licenses under Intellectual Property Rights granted by the Company or any of its Subsidiaries other than in connection with a security interest or lien; (viii) Liens representing the right of suppliers, vendors, service providers, contractors or subcontractors in the ordinary course of business under the terms of any Contract to which the relevant party is a party under general principles of commercial or government contract law, (ix) defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries; and (x) restrictions on transfers of Company Securities or Company Subsidiary Securities as under Applicable Law or, in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Data” means any information, in any form or format, that, alone or in combination with other reasonably available information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be used to identify or be linked with, directly or indirectly, any natural person, or that is otherwise regulated under any applicable privacy, data protection or data security laws applicable to the Company or any of its Subsidiaries, including any personal information, personal data, personally identifiable information, PI or PII.

“PFAS” means per- and polyfluoroalkyl substances.

“Registered Company IP” means all Company IP that is registered or issued under the authority of any Governmental Authority or Internet domain name registrar, including all patents, utility models, registered copyrights, registered mask works and registered Trademarks, registered domain names and all applications for any of the foregoing.

“Required Regulatory Approvals” means any consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period listed on Section 1.01(d) of the Company Disclosure Schedule.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including: (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person located, operating, organized or resident, or that is a blocked national of, in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations of the SEC promulgated thereunder, as amended from time to time.

“SEC” means the Securities and Exchange Commission.

“Shares” means the shares of common stock, par value $0.00001, of the Company.

“Software” means all software and computer programs, whether in source code, object code or other form, including (i) software implementations of algorithms, architecture, models, menus, buttons, icons and methodologies, firmware and application programming interfaces, and (ii) any documentation, including user documentation, user manuals and training materials, files, scripts, design notes, programmers’ notes and records, relating to any of the foregoing.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar law or regulation, including Section 203 of the DGCL, and any similar provisions in the Company Certificate or bylaws of the Company.

“Tax” means any and all U.S. federal, state, local and foreign taxes, assessments, levies, customs duties, tariffs, imposts and other like charges and fees of any kind whatsoever imposed by any Governmental Authority, including any income, alternative or add-on minimum, estimated, gross receipts, net worth, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or similar), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental, windfall profits or other tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether or not disputed.

“Tax Return” means any report, return, document, declaration, statement, notice, schedule, form, election, certificate, claim for refund or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any of the foregoing, and including any schedule, supplement or attachment thereto and any amendments thereof.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent, the Company or any of their respective Affiliates.

“Trade Controls” means (a) all applicable trade, export control, import, customs and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, the Foreign Trade Regulations (15 C.F.R. Part 30), and Section 999 of the Code; and (b) all applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Treasury Regulations” means the regulations promulgated under the Code.

“Wholly-Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person if all of the equity ownership interests in such Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by Applicable Law) is owned directly or indirectly by such Person.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03(a)
Agreement	Preamble
Anti-Corruption Laws	4.12(b)
Antitrust Laws	4.03
Burdensome Condition	8.01(b)
Certificates	2.03(a)
Clean Team Agreement	6.02
Closing	2.01(b)

Closing Date	2.01(b)
Common Interest Agreement	6.02
Company	Preamble
Company Board Recommendation	4.02(b)
Company DC Plan	7.03(c)
Company Equity Awards	4.05(c)
Company Option Award	2.05(a)
Company Preferred Stock	4.05(a)
Company Related Parties	11.04(b)(iv)
Company SEC Documents	4
Company Securities	4.05(b)(iv)
Company Stockholder Approval	4.02(c)
Company Stockholders’ Meeting	6.04(b)
Company Subsidiary Securities	4.06(b)(iii)
Company Termination Fee	11.04(b)(i)
Company Trademark	4.16(e)
Confidentiality Agreement	6.02
control	1.01
controlled by	1.01
Covered Employees	7.03(a)
D&O Tail Policy	7.02(b)
Data Transfer Agreement	6.02
Debt Commitment Letter	5.08
Debt Financing	5.08
Defaulting Party	11.04(d)
DOJ	8.01(b)
Effective Time	2.01(c)
e-mail	11.01
Employee Plan	4.18(a)
End Date	10.01(b)(i)
Exchange Agent	2.03(a)
Existing Debt Modification	6.06
Final Offering Period	2.05(d)
FTC	8.01(b)
Indemnified Person	7.02(a)
Internal Controls	4.07(e)
Material Contracts	4.22(a)
Material Lease	4.15(b)
Merger	2.01(a)
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
Multiemployer Plan	4.18(c)
Non-Defaulting Party	11.04(d)
Owned Real Property	4.15(b)
Parent	Preamble
Parent Option Award	2.05(a)

Parent Plans	7.03(b)
Parent Related Parties	11.04(b)(iii)
Parent RSU Award	2.05(c)
Parent Shares	2.05(a)
Parent Termination Fee	11.04(c)(i)
Payoff Letter	6.06
Premium Cap	7.02(b)
Proxy Statement	4.03
Remedy Actions	8.01(b)
Representatives	4.09(c)
Specified Date	10.01(b)(i)
Substitute Financing	7.04(c)
Superior Proposal	6.03(e)
Surviving Corporation	2.01(a)
Top Customers	4.13(b)
Top Suppliers	4.13(a)
Uncertificated Shares	2.03(a)
under common control with	1.01

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” The word “or” shall not be exclusive. The word “extent” or phrase “to the extent” means the degree to which something extends and does not mean merely “if.” Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to “ordinary course” or “ordinary course of business” or words of similar import with respect to any Person shall mean action taken, or omitted to be taken, by such Person in the ordinary course of such Person’s business. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof (provided, that any such references in the Company Disclosure Schedule shall only refer to such amendments, modifications or supplements made available by or on behalf of the Company to Parent prior to the date hereof). References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “made available” with respect to any document or other information mean such document or other information was (i) provided by one party or its Representatives to the other party or its Representatives, (ii) uploaded by a party or its Representatives to the virtual data room of such party available to the other party or its Representatives or (iii) filed by a party with the SEC and publicly available on EDGAR, in each case by no later than 12:00 pm Pacific Time as of the date of this Agreement. References to “law” or “laws” shall be deemed also to include any Applicable Law. References to the date hereof mean to the date of this Agreement.

ARTICLE 2

THE MERGER

Section 2.01. The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in the applicable provisions of the DGCL.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place at 10:00 am, New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on the third (3rd) Business Day after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be specified in the certificate of merger).

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, (i) each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $40.00 per Share in cash, without interest (the “Merger Consideration”) and (ii) as of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration.

(b) Each Share held by the Company as treasury stock or owned by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each Share held by any Subsidiary of either the Company or Parent (other than Merger Subsidiary) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of Shares pursuant to Section 2.02(c)).

Section 2.03. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares that have been converted into the right to receive the Merger Consideration in accordance with Section 2.02(a). Promptly after the Effective Time (but not later than three (3) Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of such Shares at the Effective Time (1) in the case of holders of Certificates, a letter of transmittal in reasonable and customary form (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 2.08) to the Exchange Agent) and instructions for use in effecting the surrender of Certificates pursuant to such letter of transmittal and (2) in the case of Uncertificated Shares not held through DTC, reasonable and customary provisions regarding delivery of an “agent’s message” with respect to such Uncertificated Shares.

(b) Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate (or an affidavit of loss in lieu thereof pursuant to Section 2.08), together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares not held through DTC, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated

Share, without interest. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or will accrue on any cash payable to holders of Certificates, Uncertificated Shares or any other securities pursuant to this Agreement.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall have paid to the Exchange Agent any transfer and other similar Taxes required as a result of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Share or shall have established to the satisfaction of the Exchange Agent and Parent that such Taxes have been paid or are not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares that have been converted into the right to receive the Merger Consideration are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, none of Parent, the Exchange Agent, Merger Subsidiary or the Surviving Corporation shall be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, Shares outstanding as of immediately prior to the Effective Time (other than such Shares converted or canceled, as applicable, pursuant to Section 2.02(b) or Section 2.02(c)) and held by a holder who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and has properly exercised appraisal rights in respect of such Shares in accordance with Section 262 of the DGCL shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment for such Shares determined in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.02(a), without interest thereon, upon surrender of such Certificate formerly representing such Shares or transfer of such Uncertificated Shares, as the case may be, in accordance with Section 2.03. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand or agree to do any of the foregoing.

Section 2.05. Treatment of Company Equity Awards.

(a) At the Effective Time, each option to purchase Shares granted under the Company Stock Plans (a “Company Option Award”) that is outstanding immediately prior to the Effective Time shall be converted into an option (a “Parent Option Award”) to acquire (A) that number of whole shares of common stock, par value $0.01 per share, of Parent (“Parent Shares”) (rounded down to the nearest whole number of shares) equal to the product of (x) the number of Shares underlying such Company Option Award immediately prior to the Effective Time multiplied by (y) the Equity Award Exchange Ratio, (B) at an exercise price per Parent Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per Share of such Company Option Award by (y) the Equity Award Exchange Ratio. Except as otherwise provided in the foregoing, each such Parent Option Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Option Award immediately prior to the Effective Time.

(b) At the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time and held by a non-employee member of the Board of Directors shall vest in full and be cancelled and converted into the right to receive an amount of cash equal to the product of (A) the number of Shares that were subject to such Company RSU Award as of immediately prior to the Effective Time, multiplied by (B) the Merger Consideration.

(c) At the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time and that is not covered by Section 2.05(b) of this Agreement shall be converted into a restricted stock unit award that corresponds to Parent Shares (each, a “Parent RSU Award”) with respect to a number of Parent Shares (rounded to the nearest whole number of shares) equal to the product of (i) the number of Shares underlying such Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio. For purposes of clause (i) of the immediately preceding sentence, the number of Shares underlying a performance-vesting Company RSU Award shall be determined (A) in respect of performance or measurement periods that have been completed and for which the Compensation Committee has determined performance achievement on or prior to the Closing Date, based on actual performance determined by the Compensation Committee (or in the case of such awards assumed by the Company from prior acquisitions, any management committee or other committee established by the Board of Directors or authorized committees thereof) in accordance with the terms thereof in the ordinary course of business consistent with past practice, and (B) in respect of all other performance or measurement periods, with applicable performance goals deemed achieved at target performance levels (or if the maximum number of shares issuable under such performance-vesting Company RSU Award is 100% of the

“target” level, such “target” level), except that the achievement of TSR performance goals shall be determined based on actual performance in connection with the transactions contemplated by this Agreement pursuant to the applicable award agreement. Except as otherwise provided in the foregoing, each Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Effective Time, except that any such Parent RSU Award corresponding to a performance-vesting Company RSU Award shall no longer be subject to performance-based vesting.

(d) The Company shall take such action as may be necessary or appropriate under the Company ESPP to ensure, provide for or cause the following to occur: (i) except for any offering period under the ESPP that is in effect on the date hereof (the “Final Offering Period”), no new offering period under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time; (ii) there will be no increase in the amount of payroll deductions or payroll contributions permitted to be made by the participants under the Company ESPP during the current offering period, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement; and (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. If the Effective Time would occur during any Final Offering Period, (i) the accumulated contributions of the participants in such offering period shall be used to purchase Shares as of such date as the Company determines in its sole discretion (provided that such date shall be no later than five (5) Business Days prior to the Effective Time), (ii) the participants’ accumulated contributions under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP as of the date determined in accordance with the foregoing clause (i), and (iii) purchase rights under such offering period shall terminate immediately after such purchase. As of no later than the Business Day immediately prior to the Effective Time, the Company shall terminate the Company ESPP. As promptly as practicable following the purchase of Shares in accordance with the immediately foregoing clause (ii), the Company shall return to each participant the funds, if any, that remain in such participant’s account under the Company ESPP after such purchase.

(e) Parent shall cause the Surviving Corporation to pay to each holder of a Company RSU Award any amounts that become due pursuant to this Section 2.05, less any required withholding Taxes and without interest, within ten (10) Business Days following the Effective Time; provided that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty.

(f) Prior to the Effective Time, the Board of Directors (or, if appropriate, any committee thereof administering the Company Stock Plans and the Company ESPP) shall adopt resolutions, provide any notices, obtain any consents or take any other actions as are necessary or appropriate to provide for the transactions contemplated by this Section 2.05.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares or similar transaction, or stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of any Company Option Award outstanding as of the date hereof), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide Parent and the holders of Shares and equity awards of the Company the same economic effect for the aggregate Shares and equity awards of the Company held thereby, as applicable, as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.06 shall permit the Company to take any action that is prohibited by the terms of this Agreement.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation, Parent and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law. If the Exchange Agent, the Surviving Corporation, Parent or other applicable withholding agent, as the case may be, so deducts and withholds amounts and timely remits such amounts to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that, other than with respect to any consideration or other amounts payable pursuant to Section 2.05, each of the Surviving Corporation and Parent, as the case may be, shall use commercially reasonable efforts to provide the Company advance notice of any anticipated deduction or withholding and to cooperate with the Company to reduce or eliminate any amounts that would otherwise be deducted or withheld.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated such that the certificate of incorporation of Merger Subsidiary as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law; provided that the name of the Surviving Corporation shall be “Juniper Networks, Inc.”

Section 3.02. Bylaws. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated such that the bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law; provided that the name of the Surviving Corporation shall be “Juniper Networks, Inc.”

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any reports, schedules, forms, statements, prospectuses, registration statements and other documents publicly filed by the Company with the SEC or publicly furnished by the Company to the SEC, in each case, on or after January 1, 2021 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”) and prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or similar cautionary, forward-looking or predictive statements) or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 4.01. Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to own, lease and operate its properties and assets and carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Complete and correct copies of the Company Certificate and bylaws of the Company, each as amended to the date of this Agreement, are on file with the SEC. The Company is not in violation in any material respect of any provisions of the Company Certificate or bylaws of the Company.

Section 4.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company and, except for the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the receipt of the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject, with respect to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held on or prior to the date hereof, the Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) resolved, to recommend the adoption of this Agreement and approval of the Merger by the stockholders of the Company (such recommendation, the “Company Board Recommendation”) and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company’s stockholders, each of which resolutions, as of the date hereof, have not been rescinded, modified or withdrawn in any way.

(c) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Shares, voting together as a single class (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting, is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, filing with, notification to, or approval or consent of, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, EU Merger Regulation, EU Foreign Subsidies Regulation, and competition, merger control, antitrust, foreign investment or similar Applicable Law of any other jurisdiction outside of the United States (such Applicable Laws, collectively with the HSR Act, “Antitrust Laws”), (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, including the filing with the SEC of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (d) compliance with any applicable rules of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Company Certificate or bylaws of the Company or the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Material Contract or (d) result in the creation or imposition of any Lien (other than a Permitted Lien) on any property or asset of the Company or any of its Subsidiaries (including any Intellectual Property Rights), with only such exceptions, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.00001 per share, of the Company (the “Company Preferred Stock”). At the close of business on January 5, 2024, there were (i) 320,272,100 Shares outstanding; (ii) an aggregate of 3,004,557 Shares reserved for future issuance under the Company Stock Plans; (iii) an aggregate of 624,380 Shares subject to outstanding Company Option Awards; (iv) an aggregate of 14,432,738 Shares subject to outstanding time-vesting Company RSU Awards, and an aggregate of 4,720,011 Shares subject to outstanding performance-vesting Company RSU Awards (assuming maximum performance in respect of incomplete performance or measurement periods); (v) 3,631,005 Shares reserved for future issuance pursuant to the Company ESPP; and (vi) no shares of Company Preferred Stock outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to the Company Stock Plans or the Company ESPP will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.

(b) Except as set forth in Section 4.05(a) and Section 4.05(c) of the Company Disclosure Schedule and except for changes since January 5, 2024 resulting from the exercise, settlement or forfeiture of Company Equity Awards outstanding on such date, in each case in accordance with the terms of the Company Stock Plans and Company Equity Award, as of the date hereof there are no issued, reserved for issuance or outstanding (i) Shares, shares of Company Preferred Stock, Company Option Awards, Company RSU Awards or other shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) subscriptions, warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock or other voting securities of or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party that are derivative of, or valued by reference to, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Other than the Company Stock Plan and the award agreements thereunder governing the Company Option Awards and Company RSU Awards, there are no stockholder agreements or voting trusts (or other agreements or commitments), in each case, restricting the transfer or affecting the voting rights of any Company Securities to which the Company or any of its Subsidiaries is a party or is bound, and there are no outstanding agreements, commitments or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, or granting or extending any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any

Company Securities. There is no stockholder rights plan, “poison pill” or similar device in effect with respect to the Company or any Subsidiary of the Company. Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on matters on which the holders of Shares have the right to vote. No Company Securities are owned by any Subsidiary of the Company.

(c) Section 4.05(c) of the Company Disclosure Schedule sets forth a true and correct list, as of the close of business on January 5, 2024, of each Company Option Award and each Company RSU Award (collectively, “Company Equity Awards”), including with respect to each Company Equity Award, as applicable (i) the employee or grantee identification number, (ii) the number of Shares underlying such award (assuming maximum performance in respect of incomplete performance or measurement periods), (iii) the date on which such award was granted, (iv) the exercise price for options, (v) whether such award is a nonqualified stock option or intended to qualify as an incentive stock option under the Code, and (vi) the vesting schedule. Each Company Option Award has an exercise price per share that is at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying shares on the date of grant.

Section 4.06. Subsidiaries.

(a) Each Subsidiary of the Company is duly organized, is validly existing and (where applicable) is in good standing (or equivalent concept to the extent applicable) under the laws of its jurisdiction of organization, and has all organizational powers required to own, lease and operate its properties and assets and carry on its business as now conducted, except where the failure of such has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) All of the outstanding capital stock and other voting securities of, and ownership interests in, each Subsidiary of the Company has been duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights and is owned by the Company, directly or indirectly, free and clear of any Lien and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws). Except for shares of capital stock or voting securities of or ownership interests in the Company’s Subsidiaries that are owned by the Company or a Wholly-Owned Subsidiary of the Company, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, or securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) subscriptions, warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or ownership interests in or any securities convertible into or exchangeable or exercisable for, any capital stock or other voting securities of or ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding agreements, commitments or obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Subsidiary Securities, or any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Subsidiary Securities. The Company does not directly or indirectly own any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other Person other than the Subsidiaries of the Company. There are no outstanding agreements, commitments or obligations of the Company or any Company Subsidiary to purchase, subscribe for or otherwise acquire equity or similar interests, or make any investment (in the form of loan, capital contribution or similar transaction) in, any corporation, partnership, joint venture or other Person other than any Wholly-Owned Subsidiary of the Company.

(c) All Subsidiaries of the Company and their respective jurisdictions of organization are set forth in Section 4.06(c) of the Company Disclosure Schedule.

(d) Each certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company is in full force and effect and the Company has made available to Parent prior to the date hereof a true and complete copy, in all material respects, of each of the foregoing, as in effect as of the date of this Agreement. None of the Subsidiaries of the Company is in violation of any of the provisions of its certificate of incorporation or bylaws (or equivalent organizational documents), except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, prospectuses, registration statements and other documents required to be filed or furnished to the SEC by the Company since January 1, 2021. None of the Subsidiaries of the Company is, or at any time since January 1, 2021 has been, required to file any reports, schedules, forms, statements or other documents with the SEC.

(b) As of its filing date (or if amended, supplemented or superseded by a filing following the date hereof, then on the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Document was filed or furnished.

(c) As of its filing date (or if amended, supplemented or superseded by a filing following the date hereof, then on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document filed pursuant to the 1933 Act, as of the date such Company SEC Document was filed (or if amended, supplemented or superseded by a filing following the date hereof, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

(e) The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company, in material compliance with Rule 13a-15 under the 1934 Act, (i) has designed and at all times since January 1, 2021, has maintained (A) internal control over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements (“Internal Controls”) and (B) disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies in Internal Controls which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. The Company has made available to Parent true and complete copies of all such disclosures as described in Section 4.07(e)(ii) made by management to the Company’s auditors and the audit committee of the Board of Directors of the Company since January 1, 2021 and prior to the date hereof.

(f) Since January 1, 2021, (A) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer or any auditor of the Company or any of its Subsidiaries has identified, or otherwise been made aware of, any material written complaint, allegation, assertion or claim regarding improper accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in fraudulent accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of applicable securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries, or by any of their respective officers, directors, employees or agents, to the Board of Directors of the Company or any committee thereof or to the general counsel of the Company.

(g) As of the date of this Agreement, there are no outstanding unresolved comments with respect to the Company or the Company SEC Documents noted in comment letters or other correspondence received by the Company or, to the knowledge of the Company, its attorneys from the SEC, and, to the knowledge of the Company, there are no pending (i) formal or informal investigations of the Company by the SEC or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(h) Since January 1, 2021, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(i) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference in any Company SEC Document filed after the date hereof that is based on information supplied by or on behalf of Parent or Merger Subsidiary specifically for inclusion or incorporation by reference in such Company SEC Document.

Section 4.08. Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes to such financial statements), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of unaudited financial statements, for the absence of footnote disclosure and subject to normal year-end audit adjustments not material in amount in the case of any unaudited interim financial statements).

(b) Neither the Company nor any of its Subsidiaries is a party to or is otherwise subject to (or subject to any commitment to enter into) any “Off-Balance Sheet Arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 4.09. Proxy Statement.

(a) The Proxy Statement, at the time it and any amendments or supplements thereto are filed with the SEC, and first made available to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the 1934 Act.

(b) The Proxy Statement, at the time it and any amendments or supplements thereto are filed with the SEC, and made available to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Subsidiary specifically for inclusion or incorporation by reference in the Proxy Statement.

(c) The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent or Merger Subsidiary or any of their officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents or advisors (“Representatives”) specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From December 31, 2022, through the date of this Agreement, (a) (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business (except for matters relating to the transactions contemplated hereby and this Agreement and discussions, negotiations and transactions related thereto) and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date hereof through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(d), (e), (n) or (s) (to the extent relating to the foregoing clauses); and (b) there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.11. No Undisclosed Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be set forth on the financial statements of the Company or the notes thereto other than: (a) liabilities to the extent disclosed, reflected or reserved against, and provided for in the Company Balance Sheet (or in the notes thereto); (b) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date; (c) liabilities incurred under executory Contracts to which the Company or any of its Subsidiaries is a party (other than as a result of any breach or default thereof); (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (e) liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

Section 4.12. Compliance with Laws; Anti-Corruption.

(a) The Company and each of its Subsidiaries is, and since January 1, 2021, have been, in compliance with, and conduct their respective businesses in conformity with, all Applicable Laws, except where the failure to so comply or conform has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since January 1, 2019, except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company, any of its Subsidiaries nor any director, officer or any employee thereof nor, to the Company’s knowledge, any other Representative of the Company or any of its Subsidiaries in each case, acting on behalf of the Company or any of its Subsidiaries, has (i) violated or is violating any Applicable Laws applicable to the Company and its Subsidiaries concerning or relating to bribery, corruption, fraud or improper payments, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 and any Applicable Laws enacted in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “Anti-Corruption Laws”), (ii) made any false, fictitious or misleading entries in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund or has maintained, or is maintaining, any illegal secret or unrecorded fund, (iii) directly or indirectly made, given, offered, facilitated, promised or authorized any payment, contribution, gift, entertainment, bribe, rebate, payoff, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person employed by a Governmental Authority for the purpose of securing an unlawful advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an unlawful advantage already given, or for any other improper purpose, (iv) been or is, to the Company’s knowledge, under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit by any Governmental Authority, in connection with alleged or possible violations of any Anti-Corruption Laws, or (v) received written notice or inquiry from, or made a voluntary or involuntary disclosure to, the United States Department of Justice, the Securities and Exchange Commission, the UK Serious Fraud Office, or any other Governmental Authority, received a whistleblower report or conducted any internal investigation or audit, regarding alleged or possible violations of any Anti-Corruption Laws. The Company and its Subsidiaries have in place controls and systems designed to monitor and reasonably ensure compliance with Anti-Corruption Laws.

(c) The Company and its Subsidiaries have, in the past five (5) years: (i) materially complied with applicable Trade Controls and Sanctions; (ii) not engaged in a transaction or dealing with or involving a Sanctioned Country or Sanctioned Person; (iii) reasonably designed, maintained in place and implemented controls and systems to comply with applicable Trade Controls and Sanctions; (iv) not submitted a voluntary or directed disclosure to any Governmental Authority or, to the Company’s knowledge, been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of Trade Controls or Sanctions, and has not been notified of any such pending or threatened actions; and (v) not identified any material violations of any applicable Trade Controls and Sanctions.

(d) Neither the Company nor any of its Subsidiaries, nor any director or officer, or, to the knowledge of the Company, agent, employee or affiliate of the Company or any of its Subsidiaries is: (i) a Sanctioned Person; (ii) subject to disbarment, any list-based designations or other sanctions or restrictions under any Trade Controls; or (iii) engaged in transactions, dealings or other activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

Section 4.13. Suppliers and Customers.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a true and complete list of the top ten (10) suppliers measured by the aggregate amounts paid by the Company and its Subsidiaries to such supplier and its Affiliates during the nine (9) months ended September 30, 2023 (collectively, the “Top Suppliers”). Since September 30, 2023, and as of the date hereof, (i) there has been no termination of any business relationship of the Company or any of its Subsidiaries with any Top Supplier, (ii) there has been no change in the terms of its business relationship with any Top Supplier in a manner that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) no Top Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate or materially reduce its business relationship with the Company or its Subsidiaries .

(b) Section 4.13(b) of the Company Disclosure Schedule sets forth a true and complete list of the top ten (10) end customers as measured by the aggregate revenue recognized for such customer and its Affiliates to the Company or any of its Subsidiaries during the nine (9) months ended September 30, 2023 (collectively, the “Top Customers”). As of the date hereof, no Top Customer has cancelled or otherwise terminated or, to the knowledge of the Company, threatened in writing to cancel or terminate, or otherwise materially reduce, its business relationship with the Company.

Section 4.14. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by, or order of, any Governmental Authority, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.15. Properties.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business, in each case free and clear of all Liens, except Permitted Liens.

(b) Section 4.15(b)(i) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of all real property owned by the Company or any of its Subsidiaries (“Owned Real Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company or a Subsidiary of the Company owns good and valid title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens. There is no pending or threatened condemnation proceeding with respect to any of the Owned Real Property. Section 4.15(b)(ii) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of all Leases with annual base rent payments by the Company or any Subsidiary of the Company of $3,000,000 or more in 2023 or 2024, as applicable (each, a “Material Lease”), true and complete copies of which have been made available to Parent prior to the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Material Lease under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid, with respect to the Company and, to the knowledge of the Company, the other party, binding, and in full force and effect and enforceable in accordance with its terms (subject, with respect to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and (ii) since January 1, 2021, neither the Company nor any of its Subsidiaries has received notice in writing alleging that it has breached, violated or defaulted under any Material Lease.

Section 4.16. Intellectual Property Rights; Company Products.

(a) As of the date hereof, Section 4.16(a) of the Company Disclosure Schedule sets forth a true in all material respects and complete list of all Registered Company IP (excluding Internet domain names that are not material to the provision or promotion of the Company Products)), indicating for each item of Registered Company IP, as applicable, the (i) title/mark/identifier, (ii) application number, (iii) with respect to any pending applications only, the filing date, (iv) jurisdiction, (v) with respect to registered or issued Registered Company IP, the registration, issuance or grant date, (vi) registration, issuance or grant number, and (vii) owner(s) (and, if different from the legal owner(s), the record owner(s)). All Registered Company IP material to the business of the Company and its Subsidiaries is (x) subsisting and, to the knowledge of the Company, excluding any pending applications included in Registered Company IP, valid, in full force and effect and enforceable, and (y) to the knowledge of the Company, not subject to any order, ruling or determination of any Governmental Authority that impairs or limits the validity, scope, registrability, duration or enforceability of, or the Company’s or its Subsidiaries’ ownership of or ability to use or exploit, any such Registered Company IP. To the knowledge of the Company, as of the date hereof, except as would not result in the lapse or abandonment of any material Registered Company IP, all fees and filings due with respect to Registered Company IP have been timely and accurately made.

(b) To the knowledge of the Company, (i) the Company and its Subsidiaries together exclusively own all material Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries (except for the right, title and interest of any owner or co-owner disclosed on Section 4.16(a) of the Company Disclosure Schedule) free and clear of all Liens (other than Permitted Liens), and (ii) as of the date hereof there is no action, suit, investigation or proceeding pending or, since January 1, 2021, threatened, challenging the legality, validity, enforceability, registration, use or ownership of any such Registered Company IP or Intellectual Property Rights.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own or have a valid right to use and practice all Intellectual Property Rights used in, practiced by or necessary for the current (other than described herein) conduct of their respective businesses, including for the development, manufacturing, having developed or manufactured, sale, provision, marketing, distribution, commercialization and other exploitation of Company Products, together with any products and services expected to be launched within the next three (3) months and that are expected to be material to the business of the Company and its Subsidiaries, but excluding other future products in development, all of which rights shall survive the consummation of the transactions contemplated by this Agreement (including the Merger) on substantially the same terms, without termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit.

(d) Section 4.16(d) of the Company Disclosure Schedule includes a true and complete list of all Contracts that, at or following the Closing, alter, encumber, extinguish, or otherwise impair, or purport to alter, encumber, or extinguish, in a manner that could reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, the right of Parent or any of its Subsidiaries to develop, use, sell, license, or otherwise dispose of any Intellectual Property Rights of Parent or any of its Subsidiaries, or any products or services of Parent or any of its Subsidiaries, or to bring any action for the infringement, misappropriation or other violation of, any material Intellectual Property Rights owned or controlled by Parent or any of its Subsidiaries (excluding the Company and its Subsidiaries), and the Company or any of its Subsidiaries has made available to Parent all such Contracts.

(e) Except as would not reasonably be expected to, individually or in the aggregate, result in material liability or material disruption, or otherwise be materially adverse to the businesses of the Company or its Subsidiaries, since January 1, 2021, (i) neither Company nor any of its Subsidiaries, nor the development, manufacture, having developed or manufactured, sale, provision, marketing, distribution or commercialization by or on behalf of the Company or its Subsidiaries, or, to the knowledge of the Company, the use or other exploitation by customers of the Company or its Subsidiaries, of the Company Products in connection with their business, have infringed, misappropriated, or otherwise violated the Intellectual Property Rights of any other Person, (ii) no claim, action, suit, investigation or proceeding has been asserted or threatened in writing or, to the knowledge of the Company, otherwise threatened, alleging any such infringement, misappropriation or other violation as described in the immediately foregoing clause (i), and (iii) to the knowledge of the Company, no Trademark included in the Registered Company IP (“Company Trademark”) conflicts or interferes with any Trademark of any other Person and the Company and its Subsidiaries have taken commercially reasonable steps to protect and enforce each of the Company Trademarks in each jurisdiction where such Company Trademarks have been used or registered.

(f) Except for actual or alleged infringement, misappropriation or other violation that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, (i) neither the Company nor any of its Subsidiaries has asserted or threatened any action, suit, investigation or proceeding against any other Person alleging any infringement, misappropriation or other violation with respect to Company IP, and (ii) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company IP.

(g) To the knowledge of the Company, all Persons who have contributed to the creation, invention or development of any material Intellectual Property Rights within the scope of their work for or on behalf of the Company or its Subsidiaries, have assigned to the Company or a Subsidiary, as applicable, all of their right, title and interest therein to the extent permitted by Applicable Law (other than such rights that vest with the Company or its Subsidiaries by operation of law) and no such Person retains or, to the knowledge of the Company, claims to retain, any right, title or interest in or to any such material Intellectual Property Rights or any other material Company IP.

(h) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2021, (i) the Company and its Subsidiaries have taken commercially reasonable actions, in a manner substantially consistent with applicable industry practices, to maintain and protect the confidentiality of all confidential information material to the business of the Company and its Subsidiaries, including any trade secrets (including source code with respect to any Company Products), and (ii) no Person has accessed any such material confidential information other than pursuant to written and valid contracts reasonably restricting the use and disclosure of such information, that have not, to the knowledge of the Company, been breached in any material respect.

(i) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create material Company Products or any material Company IP, in each case, except for any such funding or use of facilities or personnel that has not and would not reasonably be expected to result in such Governmental Authority or institution obtaining any ownership rights to (or the right to obtain any ownership rights to) such material Company Products or material Company IP, or any rights to receive royalties or other rights to commercially exploit any material Company Products or material Company IP.

(j) To the knowledge of the Company, the Company has not used, incorporated, combined, linked, made available for remote access or distributed any Open Source Materials in a manner that requires that any material proprietary Software included in Company Products be (i) disclosed or distributed or otherwise made available in source code form, (ii) licensed for the purpose of making derivative works, (iii) redistributable at no charge or minimal charge or (iv) licensed under the same license as such Open Source Materials. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have complied with their respective obligations and all terms and conditions of their licenses in Open Source Materials, and neither the Company nor any of its Subsidiaries has received any written notice or complaint alleging that it has failed to comply with the terms and conditions of any license to any Open Source Materials.

(k) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, standards-setting organizations, multi-party special interest industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future copyrights or patents to any Person or to refrain from asserting any existing or future copyrights or patents against any Person in a manner that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(l) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, no proprietary source code of any Software used in any Company Product has been disclosed by the Company or any of its Subsidiaries to any Person, except for disclosure to employees or individual independent contractors of the Company or such Subsidiaries who are bound by confidentiality agreements with respect to such disclosure.

(m) To the knowledge of the Company, (i) Section 4.16(m) of the Company Disclosure Schedule includes a true and complete list of all escrow agreements with respect to source code constituting material Company IP, and the Company or any of its Subsidiaries has made available to Parent all such agreements, and (ii) (A) no condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement under which the Company or any Subsidiary has deposited any such material source code to require release of such material source code from escrow and (B) the consummation of the transactions contemplated hereby (including the Merger) will not constitute a source code escrow release condition to require release of such material source code from escrow.

(n) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, since January 1, 2021, there have been no (i) defects or malfunctions with respect to any Company Products, or (ii) claims threatened in writing or asserted against the Company or any of its Subsidiaries alleging any such defects or malfunctions, including with respect to any contractual obligation or warranty provided by or on behalf of the Company or its Subsidiaries. Since January 1, 2021, no Company Product has been subject to any recall.

(o) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 4.16, Section 4.22(a)(vi) and Section 4.22(a)(vii) are the only representations and warranties made by the Company or its Subsidiaries in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property Rights.

Section 4.17. Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) All Tax Returns required by Applicable Law to be filed with any Governmental Authority by or on behalf of the Company or any of its Subsidiaries have been filed when due (taking into account applicable valid extensions) in accordance with all Applicable Laws, and all such Tax Returns are true, complete and correct in all respects.

(b) The Company and each of its Subsidiaries has timely paid (or has had timely paid on its behalf) to the appropriate Governmental Authority all Taxes due and payable by it (whether or not shown on any Tax Return). Each of the Company and its Subsidiaries has (i) timely withheld, deducted and collected all Taxes required to have been withheld, deducted or collected in connection with amounts paid, received or owing to or from any employee, creditor, stockholder, independent contractor, customer or other third party; (ii) timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Authority; and (iii) otherwise complied with all Applicable Law relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(c) The unpaid Taxes of the Company and each of its Subsidiaries did not, as of the Company Balance Sheet Date, exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto) in accordance with GAAP.

(d) There is no claim, audit, action, suit, dispute, examination, investigation or other proceeding ongoing, pending or threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Taxes or Tax Returns.

(e) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Applicable Law).

(f) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) No jurisdiction in which the Company or a Subsidiary of the Company does not file Tax Returns of a particular type has made a claim in writing that the Company or such Subsidiary is or may be liable for Tax, or required to file Tax Returns, of such type in that jurisdiction. None of the Company or any of its Subsidiaries (i) is or has been resident for Tax purposes in a country outside of its country of organization or incorporation; (ii) has, or has ever had, a permanent establishment or other taxable presence in any country other than its country of organization or incorporation; or (iii) is, or has ever been, subject to income Tax in any country outside its country of incorporation or organization.

(h) Neither the Company nor any of its Subsidiaries is currently the beneficiary of any modification, waiver or extension of time within which to file any Tax Return, and no request for any such modification, waiver or extension is currently pending. Neither the Company nor any of its Subsidiaries has granted any extension, modification or waiver of the limitation period applicable to any Tax or Tax Return (including with respect to the payment, assessment or collection of any Tax) that remains in effect and no request for any such extension, modification or waiver is currently pending.

(i) No adjustment with respect to any Tax Return, claim for any additional Tax, or deficiency for Taxes has been received by the Company or any of its Subsidiaries, which adjustment, claim or deficiency has not been fully resolved or paid.

(j) Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries), (ii) is a party to or bound by, or has any obligation under, any agreement or arrangement relating to the apportionment, sharing, assignment, allocation or indemnification of or for any Tax or Tax asset (other than (A) an agreement solely between or among the Company and/or any of its Subsidiaries or (B) a commercial agreement entered into in the ordinary course of business that does not have as a principal purpose addressing Tax matters) or (iii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax law), as transferee or successor, by Contract or otherwise. None of the Company or its Subsidiaries has made an election under Section 965(h) of the Code.

(k) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign law).

Section 4.18. Employee Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Schedule contains a correct and complete list, as of the date of this Agreement, of each material Employee Plan sponsored or maintained in those jurisdictions set forth on Section 4.18(a)(i) of the Company Disclosure Schedule and as soon as practicable after the date of this Agreement, but no later than sixty (60) days thereafter, a correct and complete list of each material Employee Plan sponsored or maintained in any jurisdiction other than those set forth in Section 4.18(a)(i) of the Company Disclosure Schedule shall be set forth on Section 4.18(a)(ii) of the Company Disclosure Schedule. “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each employment, severance or similar contract, plan, practice, arrangement or policy and each other plan, agreement, program, practice or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to, or required to be maintained, administered or contributed to, by the Company or any ERISA Affiliate and covers or is for the benefit of any employee or former employee or other individual service provider of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, in each case, other than any plan, program or arrangement maintained by a Governmental Authority to which the Company or any of its Subsidiaries is required to contribute pursuant to Applicable Law. The Company has made available to Parent, as of the date hereof for Employee Plans sponsored or maintained in the United States, and as soon as practicable after the date of this Agreement, but no later than sixty (60) days thereafter, for Employee Plans sponsored or maintained outside the United States, true and correct and complete copies, to the extent applicable, of (i) all material Employee Plans (and, if applicable, all related trust or funding agreements or insurance policies) and all material amendments thereto (in the case of unwritten Employee Plans, written summaries of the terms thereof), (ii) the most recent annual report (Form 5500 including all schedules thereto) and tax return (Form 990), if any, prepared in connection with any material Employee Plan or trust provided pursuant to clause (i), (iii) the most recent summary plan description and material modifications thereto with respect to any material Employee Plan provided pursuant to clause (i), (iv) the most recent financial statements and actuarial reports for each material Employee Plan, (v) the most recent IRS determination letter or opinion letter upon which the Company may rely regarding its qualified status under the Code for each material Employee Plan, and (vi) all material non-routine correspondence received by the Company from any Governmental Authority with respect to each material Employee Plan in the last three (3) years.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, any Employee Plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No liability under Title IV of ERISA has been incurred by the Company or any of its ERISA Affiliates that has not been satisfied in full. Except as would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, (i) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its ERISA Affiliates following the Effective Time, and (ii) without limiting the generality of the foregoing, neither the Company nor any of its their ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past six (6) years contributed to or been obligated to contribute to, any “multiemployer plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and neither the Company nor any ERISA Affiliate nor any predecessor thereof has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full.

(d) Each Employee Plan and related trust that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be issued or reissued. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Employee Plan has been established, administered and maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, including ERISA and the Code, which are applicable to such Employee Plan, and (ii) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Employee Plan in respect of current or prior plan years have been paid or, to the extent not required to be paid, accrued to the extent required to be accrued in accordance with GAAP. No Employee Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

(e) Except as provided by this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (whether alone or together with any subsequent event) (i) entitle any employee or other individual service provider of the Company or any of its Subsidiaries to any severance pay, any increase in severance pay or any other compensatory payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Employee Plan or otherwise, (iii) increase any benefits under any Employee Plan or otherwise, or (iv) result in any limitation or restriction on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust, other than, in each case of clauses (i)—(iv), immaterial compensatory payments or benefits to employees or other individual service providers located outside the United States. Without limiting the generality of the foregoing, there is no Employee Plan, contract, plan or arrangement (written or otherwise) covering any current or former employee or other individual service provider of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(f) No Employee Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code, or otherwise, except for reimbursements unrelated to Section 4999 or 409A that would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Employee Plan provides health, medical, life insurance or other welfare benefits to current or former employees or other individual service providers of the Company or its Subsidiaries beyond their retirement or other termination of employment, except as required by Section 4980B of the Code.

(h) Except as has not had (other than with respect to threatened actions, suits, investigations, audits or proceedings, claims, lawsuits or arbitrations covered under clauses (i) and (ii) of this Section 4.18(h)) and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there is no action, suit, investigation, audit or proceeding pending against or involving or threatened against or involving, any Employee Plan, any fiduciaries thereof with respect to their duties to the Employee Plans or the assets of any of the trusts under any of the Employee Plan before any Governmental Authority or otherwise and (ii) there are no pending or threatened claims (other than claims for benefits in the ordinary course of business), lawsuits or arbitrations that have been asserted or instituted, and no set of circumstances exists that may be reasonably likely to give rise to a claim or lawsuit against the Employee Plans, any fiduciaries thereof with respect to their duties to the Employee Plans or the assets of any of the trusts under any of the Employee Plans.

(i) Except as has not had since January 1, 2021, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Employee Plans maintained pursuant to the laws of a jurisdiction other than the United States and all such plans or arrangements applicable to employees outside the United States (i) that are mandated by Applicable Law have been maintained in accordance with all applicable requirements (including Applicable Law), (ii) that are intended to qualify for special Tax treatment meet all requirements for such treatment and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions.

Section 4.19. Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or similar agreement with a labor union, works council or other labor organization. There is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, certification or representation proceeding or other organizing effort by a labor union or representative thereof seeking to represent any employees of the Company or any of its Subsidiaries, or (iii) pending lockout, strike, slowdown, work stoppage or, to the knowledge of the Company, threat thereof by or with respect to such employees, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Each of the Company and its Subsidiaries is in compliance with all Applicable Laws respecting employment and employment practices, including terms and conditions of employment, discrimination in employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages and hours and occupational safety and health, except where the failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Since January 1, 2021 through the date of this Agreement, (i) to the knowledge of the Company, no allegations of sexual or other unlawful harassment or discrimination have been made against any current or former employee of the Company or its Subsidiaries at the level of Senior Vice President or above in connection with their employment, (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or other unlawful harassment or discrimination by any current or former employee of the Company or its Subsidiaries at the level of Senior Vice President or above, and (iii) to the knowledge of the Company, there have been no, and there are no proceedings currently pending or threatened, related to any allegations of sexual or other unlawful harassment or discrimination by any current or former employee of the Company or its Subsidiaries at the level of Senior Vice President or above in connection with their employment.

Section 4.20. Data Protection; Company Systems.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have at all times maintained written information security policies that include commercially reasonable administrative, physical and technical measures to protect the confidentiality, integrity, availability and security of Company Systems and Company Data, which includes any Personal Data or other sensitive confidential information of the Company or its Subsidiaries or their customers or users, and any Company Products against any unauthorized control, use, access, interruption, modification or corruption, and to ensure the continued, uninterrupted and error-free operation of Company Systems and Company Products. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries (i) implements, monitors and improves administrative, technical and physical safeguards to protect against internal and external risks to the security of Company Data, and (ii) maintains notification procedures to ensure that the Company and its Subsidiaries are and will remain in material compliance with all Data Privacy and Security Requirements in the case of any breach of security compromising data containing Company Data. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, the Company has timely and reasonably remediated and addressed all audit or security assessment findings relating to its implementation of administrative, technical and physical safeguards and the Company provides ongoing training regarding information security relating to employees’ access to Company Data and Company Systems.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, to the knowledge of the Company, the Company and its Subsidiaries, and each Third Party to the extent acting on behalf of the Company, (i) has complied with all Data Privacy and Security Requirements, including with respect to the collection, storage, use, sharing, transfer, disposition, protection, processing or other use of Company Data collected or used by the Company or any of its Subsidiaries; (ii) as of the date hereof, has not been subject to any actual or reasonably suspected unauthorized access, acquisition, disclosure or other security breaches with respect to Company Data; and (iii) as of the date hereof, has not received written notice of, or to the knowledge of the Company, otherwise been subject to, any notices from or audits by a Governmental Authority, or proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Authority) regarding any (A) collection, storage, sharing, transfer, disposition, protection, processing or other use of Company Data, or (B) violation of any Data Privacy and Security Requirements. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not violate any Data Privacy and Security Requirement applicable to the Company or any of its Subsidiaries.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, to the knowledge of the Company (i) the Company Systems are in good working order and sufficient for the current conduct of the business of the Company and its Subsidiaries, (ii) neither the Company Systems nor any Company Products contain or make available, and since January 1, 2021, have not contained or made available, any disabling codes or instructions, spyware, “time bombs,” “back doors,” “trap doors,” keylogger software, Trojan horses, worms, viruses or other Software routines, faults, malicious code, damaging devices or hardware components that are designed to cause unauthorized access to, or disruption, impairment, disablement or destruction of, Software, data or other materials, and (iii) the Company and its Subsidiaries have purchased a sufficient number of license seats, and scope of rights, for all third-party Software used by the Company and its Subsidiaries for their respective businesses as currently conducted and are in compliance with the terms of the corresponding agreements.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, since January 1, 2021, there have been no material unauthorized intrusions or other material security breaches, or material failures or breakdowns that have not been remedied in all material respects, with respect to the Company Systems owned by the Company and its Subsidiaries (including any which resulted in the unauthorized access to, or loss, corruption or alteration of any material data or information contained therein). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, the Company and its Subsidiaries have taken commercially reasonable actions designed to protect the security and integrity of the Company Systems owned by the Company and its Subsidiaries, including taking and storing on-site and off-site of back-up copies of material data and information.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) as of the date hereof, the Company and its Subsidiaries own, or otherwise have a valid right to access, use and process all of the Company Data and other similar sensitive data and information, including any databases containing any such data and information, in each case, as accessed, used and otherwise processed in connection with their businesses, and (ii) such data and information will continue to be owned, in the possession and control of, or otherwise available for use by, Parent and its Affiliates (including the Company and its Subsidiaries), without impairment to their continued right to use and process such data and information, immediately following the Effective Time, free and clear of any Liens (other than Permitted Liens).

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, (i) since January 1, 2021, the Company and its Subsidiaries have furnished all notices and obtained all consents and approvals, and fulfilled any other obligations, that are required under Data Privacy and Security Requirements or other Applicable Laws and necessary to collect, process, use and disclose Company Data in their possession, and (ii) there is no unauthorized use by the Company or any of its Subsidiaries or any of their respective third-party service providers, of such Company Data. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities with respect to the Company Systems owned or otherwise controlled by the Company and its Subsidiaries, and, if tested, such plans and procedures have been proven effective upon testing in all material respects.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2021, (i) the Company has contractually obligated all third-party service providers processing personal data for or on behalf of the Company or its Subsidiaries to appropriate contractual terms relating to the protection and use of Company Data and Company Systems, including obligations to (A) comply with applicable Data Privacy and Security Requirements, (B) implement an appropriate information security program that includes reasonable administrative, technical and physical safeguards, and (C) restrict processing of Company Data and ensure the return or adequate disposal or destruction of Company Data and (ii) the Company has taken reasonable measures to ensure that third-party service providers have complied with their contractual obligations.

Section 4.21. Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2018:

(i) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of, or liability under, any Environmental Laws;

(ii) to the knowledge of the Company, the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(iii) there has been no release of any Hazardous Substance at, to, on, under or emanating from any property owned, leased or used by the Company or any of its Subsidiaries in any manner that has or would reasonably be expected to give rise to any material liability, remedial obligation or corrective action requirement under applicable Environmental Laws. There have been no other releases of any Hazardous Substances, or other handling or management of Hazardous Substances, that would reasonably be expected to result in the Company or any of its Subsidiaries, incurring any material liability under Environmental Laws;

(iv) the Company has complied in all material respects with all Environmental Laws; and

(v) the Company has not assumed by contract or by operation of law any obligation or liability of any other person arising under Environmental Laws, other than customary indemnity obligations in connection with a Lease.

Section 4.22. Material Contracts.

(a) Prior to the date hereof, the Company has made available to Parent, or publicly filed with the SEC, a true and complete copy of each of the following contracts to which the Company or any Subsidiary of the Company is a party as of the date of this Agreement, other than Leases and Employee Plans (such contracts, the “Material Contracts”). A true and complete list of the Material Contracts is set forth on Section 4.22(a) of the Company Disclosure Schedule:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) and not disclosed against another subsection of this Section 4.22(a);

(ii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the Company or any Subsidiary of the Company of $100,000,000 or more in any calendar year;

(iii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other contracts relating to Indebtedness or the borrowing of money or extension of credit (including capital and finance leases and reimbursement obligations in respect of letters of credit) of $100,000,000 or more (other than any Contract or arrangement that gives rise to a Lien on the assets of the Company or any of its Subsidiaries);

(iv) any Contract with respect to a material joint venture, partnership, profit-sharing or other similar arrangement;

(v) any Contract with respect to the Company’s capital expenditures or that relates to the Company’s acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) outside of the ordinary course for aggregate consideration under such Contract in excess of $50,000,000 pursuant to which any earn-out, indemnification or deferred or contingent payment obligations of the Company remain outstanding;

(vi) any Contract governing the development or ownership of any Intellectual Property Rights or Software developed by or jointly with any other Person at the request or direction of the Company or its Subsidiaries, which Software or Intellectual Property Rights are material to the business of the Company and its Subsidiaries, taken as a whole, but excluding employment, consulting, services or invention assignment agreements entered into in the ordinary course of business with employees, contractors or consultants of the Company or its Subsidiaries, in each case, assigning all rights therein to the Company or one of its Subsidiaries;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries grants to any Person, or receives from any Person, any license, sublicense, covenant not to sue or similar right or interest with respect to any Intellectual Property Rights, in each case, which grant or receipt of any license, sublicense, covenant not to sue or other similar rights or interest is material to the business of the Company and its Subsidiaries, taken as a whole, other than (A) non-exclusive licenses granted to the Company or its Subsidiaries on standardized terms for generally available, non-customized Software or information technology services, (B) non-exclusive licenses granted in the ordinary course of business to (1) resellers, distributors or service providers, solely to facilitate their provision of goods or services for or on behalf of the Company or its Subsidiaries, or (2) customers of the Company or its Subsidiaries solely to facilitate their use of Company Products, or (C) grants of non-exclusive rights to use Intellectual Property Rights, which grants of rights are incidental to performance under the applicable Contract, and are not material to the business of the Company and its Subsidiaries;

(viii) any Contract (other than an Employee Plan) with an Affiliate, director, executive officer (as such term is defined in the 1934 Act), holder of 5% or more of the Shares, or any of their immediate family members, or, to the knowledge of the Company, any of their Affiliates (other than the Company);

(ix) any Contract with any Governmental Authority under which payments in excess of $100,000,000 were received by the Company in fiscal year 2022;

(x) any Contract that is a settlement, conciliation or similar Contract (A) with any Governmental Authority for an amount in excess of $50,000,000, (B) pursuant to which the Company or any of its Subsidiaries is obligated after the date hereof to make any payments to any Governmental Authority for an amount in excess of $50,000,000 in the aggregate or (C) that would otherwise limit the operation of the Company or any of its Subsidiaries (or Parent or any of its Affiliates after the Closing) in any material respect after the Closing;

(xi) any Contract pursuant to which the Company or any of its Subsidiaries has contingent obligations or is entitled to contingent benefits that upon satisfaction of certain conditions precedent will result in a payment or receipt by the Company and its Subsidiaries collectively of more than $50,000,000 in the aggregate over a twelve (12)-month period, in either milestone payments or royalties;

(xii) any Contract that (A) materially restricts the ability of the Company or any of its Subsidiaries to compete with any business or in any geographical area or to solicit customers, (B) materially restricts the right of the Company or any of its Subsidiaries to sell to or purchase from any specific person or category of persons or any specific industry or market, (C) materially restricts the right of the Company or any of its Subsidiaries to hire any person, other than non-solicitation provisions restricting the hiring of employees of or other persons engaged by the counterparty contained in non-material vendor, customer, confidentiality, recruiting, outsourcing or supply agreements entered into in the ordinary course of business, or (D) grants any counterparty thereto or any other person “most favored nation” or “preferred” customer status;

(xiii) any Contract (other than contracts of the type described in the subclauses above) that requires or expressly provides for aggregate payments by or to the Company or any Subsidiary of the Company in excess of $100,000,000 per calendar year; and

(xiv) any Contract not described in any other subsection of this Section 4.22(a) which, if breached, terminated or not renewed, would have a Material Adverse Effect.

(b) Except for breaches, violations or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Material Contracts is valid and binding, with respect to the Company and, to the knowledge of the Company, the other party, and in full force and effect and, to the Company’s knowledge, enforceable by the Company or its applicable Subsidiary in accordance with its terms (subject, with respect to such enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Material Contract, result in a right of termination, modification or renegotiation for the other party to such Material Contract, or cause or permit acceleration of or other changes to any right of the other party thereto or obligations of the Company or its applicable Subsidiary thereunder, and, since January 1, 2021, through the date hereof, neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract. Neither the Company nor any of its Subsidiaries has waived in writing any rights under any Material Contract, the waiver of which has had or would reasonably be expected to have, individually or the aggregate, a Material Adverse Effect on the Company.

Section 4.23. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) each of the Company and the Subsidiaries of the Company maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses, (b) each such insurance policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect, (c) neither the Company nor any Subsidiary of the Company is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy, and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under any such policy, and (d) no notice of cancellation or termination has been received with respect to any such insurance policy.

Section 4.24. Finders’ Fees. Except for Goldman Sachs & Co. LLC, there is no investment banker, broker, finder or other financial advisor entitled to any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A true, correct and complete copy of the Company’s engagement letter with Goldman Sachs & Co. LLC has been made available to Parent as of the date hereof.

Section 4.25. Opinion of Financial Advisor. The Board of Directors has received the opinion of Goldman Sachs & Co. LLC, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and other matters and limitations set forth therein, the $40.00 per Share cash consideration to be paid to the holders of Shares (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders.

Section 4.26. Antitakeover Statutes. Assuming the representations and warranties of Parent set forth in Section 5.10 are true and correct, the Board of Directors has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL and any other Takeover Statute.

Section 4.27. No Other Representations and Warranties. Except for the representations and warranties set forth in Article 5, no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Subsidiary to the Company, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of Parent or Merger Subsidiary, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates of any documentation or other information by Parent or Merger Subsidiary or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

Section 4.28. No Reliance. Except as expressly addressed or included in the representations or warranties made by Parent and Merger Subsidiary in Article 5, the Company acknowledges that neither Parent nor Merger Subsidiary nor any other Person makes, and that the Company has not relied upon, any representation or warranty with respect to any forecasts, budgets, projections or estimates (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such forecasts, budgets, projections or estimates) provided by Parent or any Representative of Parent, including in any “data rooms” or management presentations. Notwithstanding the foregoing provisions of this Section 4.28, nothing in this Section 4.28 or Section 5.11 shall limit the ability of the Company to bring a claim or cause of action against any Person in the case of fraud by such Person.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any reports, schedules, forms, prospectuses, registration statements and other documents publicly filed by Parent with the SEC (but excluding any risk factor disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or similar cautionary, forward-looking or predictive statements) after January 1, 2021, and before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate power and authority required to own, lease and operate its properties and assets and carry on its business as now conducted. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent beneficially owns all outstanding capital stock of Merger Subsidiary.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action and except for the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of the Delaware pursuant to the DGCL and the adoption of this Agreement by Parent, as the sole stockholder of Merger Subsidiary (which adoption shall be obtained promptly after the date hereof), no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Parent and Merger Subsidiary have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of Parent and Merger Subsidiary enforceable against Parent and Merger Subsidiary in accordance with its terms (subject, with respect to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, filing with, notification to or approval or consent of, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which Parent or the Company is qualified to do business, (b) compliance with any applicable requirements of Antitrust Laws, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, (d) compliance with any applicable rules of the NYSE and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. No Foreign Person. Parent is not a foreign person, as defined in CFIUS Regulations (31 C.F.R. Part 800).

Section 5.05. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary; (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law; (c) require any consent or other action by any Person under, constitute a default under or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any material Contract of Parent or its Subsidiaries; or (d) result in the creation or imposition of any Lien (other than a Permitted Lien) on any property or asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.06. Information Supplied. The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company specifically for use in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing and mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Stockholders’ Meeting.

Section 5.07. Finders’ Fees. There is no investment banker, broker, finder or other financial advisor that has been retained by or is authorized to act on behalf of Parent or Merger Sub who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 5.08. Financing. Parent has delivered to the Company (i) a correct and complete fully executed copy of the commitment letter, dated as of the date hereof, among Parent, Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and Mizuho Bank, Ltd., including all exhibits, schedules and annexes to such letter in effect as of the date of this Agreement and (ii) a correct and complete fully executed copy of the fee letters referenced therein (together, the “Debt Commitment Letter”) (it being understood that each such fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing). Pursuant to, and subject to the terms and conditions of, the Debt Commitment Letter, the commitment parties thereunder have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letter. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, to the knowledge of Parent, no withdrawal, rescission, amendment, restatement or other modification in any respect is contemplated (except as contemplated or as permitted as of the date hereof in the Debt Commitment Letter). As of the execution and delivery of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the knowledge of Parent, each of the other parties thereto, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity. There are no conditions precedent related to the funding of the full amount of the Debt Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. Subject to the terms and conditions of the Debt Commitment Letter, and assuming the accuracy of the Company’s representations and warranties contained in Article 4 and compliance by the Company with its covenants contained in Article 6 and Article 8, in each case, in all material respects, the net proceeds contemplated from the Debt Financing, together with other financial resources of Parent and its Subsidiaries, will, in the aggregate, be sufficient for the payment of the Merger Consideration, any other amounts required to be paid pursuant to Article 2 and any other fees and expenses reasonably expected to be incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby. As of the execution and delivery of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the knowledge of Parent, any other party to the Debt Commitment Letter, under the Debt Commitment Letter, and (ii) Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing or any other funds necessary for the satisfaction of all of Parent’s and its Subsidiaries’ obligations under this Agreement will not be available to Parent on the Closing Date, in each of clauses (i) and (ii), assuming the accuracy of the Company’s representations and warranties contained in Article 4 and compliance by the Company with its covenants contained in Article 6 and Article 8, in each case, in all material respects. Parent and/or its Subsidiaries have fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the Debt Financing. The obligations of Parent and the Merger Subsidiary hereunder are not subject to any condition regarding Parent’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

Section 5.09. Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened in writing against, Parent or Merger Subsidiary before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by, or order of, any Governmental Authority, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.10. Ownership of Shares. None of Parent, Merger Subsidiary or any of their Subsidiaries has at any time in the three (3) years preceding the date of this Agreement been an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

Section 5.11. No Other Representations and Warranties. Except for the representations and warranties set forth in Article 4, no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company or any of its Subsidiaries to Parent or Merger Subsidiary, and Parent and Merger Subsidiary each hereby disclaim any such representation or warranty, whether by or on behalf of the Company or any of its Subsidiaries, and notwithstanding the delivery or disclosure to Parent, Merger Subsidiary or any of its or their Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of their Representatives or Affiliates with respect to any one or more of the foregoing.

Section 5.12. No Reliance. Except as expressly addressed or included in the representations or warranties made by the Company in Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that neither the Company nor any other Person makes, and that neither Parent nor Merger Subsidiary has relied upon, any representation or warranty with respect to forecasts, budgets, projections or estimates (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such forecasts, budgets, projections or estimates) provided by the Company or any Representative of the Company, including in any “data rooms” or management presentations. Notwithstanding the foregoing provisions of this Section 5.12, nothing in Section 4.27 or this Section 5.12 shall limit the ability of Parent or Merger Subsidiary to bring a claim or cause of action against any Person in the case of fraud by such Person.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule or as required by Applicable Law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (x) conduct in all material respects its business in the ordinary course of business, and (y) preserve intact the material components of its current business organizations and relationships and goodwill with material suppliers, material customers, Governmental Authorities and other material business relations and to keep available the services of its present executive officers. Without limiting the generality of the foregoing, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule or as required by Applicable Law, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to:

(a) (i) amend the Company Certificate or the bylaws of the Company or (ii) amend in any manner that would reasonably be expected to be materially adverse to Parent, the certificate or articles of incorporation, bylaws or other similar organizational documents of any Subsidiary of the Company;

(b) (i) split, combine or reclassify any shares of its capital stock or other equity or voting interests, (ii) establish a record date for, declare, accrue, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof or otherwise) in respect of its capital stock or other equity or voting interests or Company Securities or Company Subsidiary Securities, except for (A) dividends and distributions by any of the Company’s Wholly-Owned Subsidiaries to the Company or any other Wholly-Owned Subsidiary of the Company and (B) the declaration and payment by the Company of regular quarterly dividends, paid quarterly substantially in accordance with past practice (including with respect to record and payment dates), at a quarterly rate not to exceed $0.22 per Share, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than the securities of Wholly-Owned Subsidiaries of the Company), other than (A) the withholding or reacquisition of Shares to satisfy Tax withholding obligations or payment of the applicable exercise price with respect to Company Equity Awards and (B) the acquisition by the Company of Company Securities in connection with the forfeiture of such Company Securities pursuant to the terms of any Company Equity Award;

(c) (i) issue, deliver, encumber, pledge, grant, transfer or sell, or authorize the issuance, delivery, encumbrance, pledge, grant, transfer or sale of, any shares of its capital stock or other equity or voting interests or any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares issued upon the exercise or settlement of Company Equity Awards that are outstanding on the date of this Agreement in accordance with the Company Stock Plan and the applicable award agreement as in effect on the date hereof and any Shares issued upon the settlement of Company Equity Awards that are granted after the date hereof (including in connection with acquisitions permitted under Section 6.01(d)) as permitted by Section 6.01(l) of this Agreement in accordance with the terms thereof, (B) Shares issued upon the exercise of purchase rights under the Company ESPP in accordance with this Agreement, or (C) any Company Subsidiary Securities to the Company or any other Wholly-Owned Subsidiary of the Company; or (ii) materially amend any Company Security or any Company Subsidiary Security (other than any Company Subsidiary Security held by the Company or by a Wholly-Owned Subsidiary of the Company);

(d) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, businesses, except as set forth in Section 6.01(d) of the Company Disclosure Schedule;

(e) sell, lease, license, sublicense or otherwise transfer or dispose of, waive or subject to any Lien (other than any Permitted Lien) any of its material rights, assets, securities, properties (but in each case, excluding Intellectual Property Rights), interests or businesses, except, in the case of any of the foregoing, (i) in the ordinary course of business, or (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company and its Subsidiaries;

(f) sell, lease, license, sublicense, or otherwise transfer to any Third Party, or waive or subject to any Lien in favor of a Third Party (other than any Permitted Lien), any patent or patent application, or any other material Intellectual Property Rights (other than patents and patent applications), except for licenses granted in the ordinary course of business that do not constitute a sale or transfer, in whole or in part, of such Intellectual Property Rights, and are either (i) non-exclusive or (ii) exclusive solely with respect to Intellectual Property Rights that (A) are not Registered Company IP and (B) do not constitute and are not necessary for the provision or exploitation of Company Products;

(g) abandon, allow to lapse, fail to renew or otherwise dispose of any Registered Company IP (including any granted or issued patents or patent applications), other than (i) with respect to patent applications, in the ordinary course of business pursuant to the reasonable business judgment of the Company, but only if there remains pending another patent application (A) to which such application sought to be abandoned claims priority, (B) which claims priority to such patent application sought to be abandoned, or (C) which claims priority to the same patent application as the patent application sought to be abandoned, and (ii) with respect to Intellectual Property Rights other than any patents and patent applications pursuant to the reasonable business judgment of the Company;

(h) make any loans, advances or capital contributions to, or investments in, any other Person other than (i) investments in emerging companies whether structured as purchases of equity, loans, simple agreements for future equity, or otherwise, not exceeding $40,000,000 per calendar year; (ii) advances for reimbursable employee expenses in the ordinary course of business; and (iii) transactions among the Company and any of its Wholly-Owned Subsidiaries or among Wholly-Owned Subsidiaries of the Company and other Wholly-Owned Subsidiaries of the Company;

(i) enter into any new line of business that would materially change the business of the Company and its Subsidiaries, taken as a whole, as of the date hereof, or abandon or discontinue any material existing line of business;

(j) (1) redeem, prepay or satisfy and discharge any Indebtedness that has a “make whole” amount, prepayment penalty or similar obligation triggered by such redemption, prepayment, or satisfaction and discharge (including any Indebtedness set forth on Section 6.01(j)(1)(A) of the Company Disclosure Schedule), other than satisfaction and discharge of any Indebtedness at maturity pursuant to the terms of such Indebtedness; or (2) incur any Indebtedness (that constitutes Indebtedness as defined in clause (i) or (ii) of the definition of “Indebtedness”) or guarantees thereof, other than any borrowings incurred under the Existing Credit Agreement as in effect as of the date hereof in an amount not in excess of $40,000,000;

(k) make or authorize, or make any commitment with respect to, capital expenditures that, in the aggregate, exceed $200,000,000 per calendar year or $55,000,000 per calendar quarter;

(l) enter into, terminate or amend any Material Contract of the type set forth in clauses (iv), (viii) or (xii) of the definition thereof, or any Contract that, if entered into prior to the date of this Agreement, would be a Material Contract of the type set forth in clauses (iv), (viii) or (xii) of the definition thereof;

(m) except to the extent required by the terms of the Employee Plans (each as in effect as of the date hereof), or any collective bargaining agreement or other labor agreement with a union, works council or other labor organization or employee representative body, (i) except in the ordinary course of business, increase the compensation, bonus, incentive compensation, severance, termination pay or other benefits payable to any current or former employee or other individual service provider of the Company or any of its Subsidiaries, provided that, to the extent any action is expressly addressed in Section 6.01(m) of the Company Disclosure Schedule, such action shall be subject to the limitations set forth therein, (ii) except in the ordinary course of business, enter into, establish, adopt, amend or terminate any Employee Plan (or any arrangement that would be an Employee Plan if in effect on the date of this Agreement), provided that, to the extent any action is expressly addressed in Section 6.01(m) of the Company Disclosure Schedule, such action shall be subject to the limitations set forth therein, (iii) except in the ordinary course of business, make any contributions or payments to any trust or other funding vehicle with respect to any Employee Plan, (iv) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (v) pay, grant or award any Company Equity Awards or other incentive awards, (vi) (A) accelerate the payment or vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of any Company Equity Award, or (B) accelerate the payment or vesting of any other compensatory payment, equity or other incentive award or benefit provided or to be provided to any current or former employee or other service provider, (vii) loan or advance any money or other property to any current or former employee or other service provider of the Company or its Subsidiaries, (viii) hire or engage a Key Employee (as defined in Section 6.01(m) of the Company Disclosure Schedule), or (ix) terminate (other than for cause) the employment or services of a Key Employee;

(n) change the Company’s financial accounting methods, principles or practices, except as required by changes in GAAP, Applicable Law or in Regulation S-X of the 1934 Act, as agreed to by the Company’s independent public accountants;

(o) settle, release, waive or compromise, or offer or propose to settle, release, waive or compromise, any litigation or arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, except for any such settlement, release, waiver or compromise requiring payment of not more than the amount set forth on Section 6.01(o)(i) of the Company Disclosure Schedule individually and that does not (A) impose any restrictions on the business or operations of the Company and its Subsidiaries (other than those restrictions as set forth on Section 6.01(o)(ii) of the Company Disclosure Schedule) or (B) require the grant of injunctive or other non-monetary relief (other than as contemplated in the preceding clause (A));

(p) adopt a plan or agreement of, or effect any, complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its significant Subsidiaries;

(q) except as required by any existing collective bargaining agreement or other labor agreement with a union, works council or other labor organization or employee representative body as in effect on the date hereof, enter into any collective bargaining agreement or other agreement with any labor organization or recognize or certify any labor union, works council or other labor organization as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(r) make, change or revoke any material Tax election, adopt or change any material Tax accounting method, change any Tax accounting period, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, request any material Tax ruling, settle, abandon or compromise any material Tax proceeding, extend or waive any statute of limitations with respect to a material amount of Taxes, or surrender any claim for a material refund of Taxes, except, in each case, in the ordinary course of business; or

(s) agree, resolve or commit to do any of the foregoing.

Nothing contained herein shall give to Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time in violation of Applicable Law, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s operations in violation of Applicable Law. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with and subject to the terms and conditions hereof, complete control and supervision of its and its respective Subsidiaries’ respective operations.

Section 6.02. Access to Information. From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, and subject to Applicable Law, Data Privacy and Security Requirements, the terms of the Confidentiality Agreement, dated as of October 2, 2023, between the Company and Parent, as amended on the date hereof (the “Confidentiality Agreement”), the terms of the Clean Team Confidentiality Agreement, dated as of December 11, 2023, between the Company and Parent (the “Clean Team Agreement”), the Common Interest Agreement, dated as of December 21, 2023, between the Company and Parent (the “Common Interest Agreement”), and the Data Transfer Agreement, dated as of December 20, 2023, between the Company and Parent (the “Data Transfer Agreement”), upon reasonable advance notice, the Company shall, at Parent’s sole cost and expense (with respect to the Company’s reasonable, documented, out-of-pocket costs and expenses incurred in connection herewith): (a) give Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access during normal business hours of the Company to the offices, properties, books and records of the Company and its Subsidiaries; (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data, personnel records, human resources data and other information as Parent may reasonably request; and (c) cause the employees, and direct counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries, shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing or inspection. No investigation pursuant to this Section 6.02 shall cure any breach of, or non-compliance with, any other provision of this Agreement or limit the remedies available to any party. Notwithstanding the foregoing provisions of this Section 6.02, and without limiting Section 6.03, nothing in this Section 6.02 shall require the Company to grant access to, or to disclose or make available, any documents or information to Parent or any other Person if such access or disclosure would (w) relate to an Acquisition Proposal, an Adverse Recommendation Change, a Superior Proposal or an Intervening Event (except to the extent required pursuant to Section 6.03), (x) jeopardize any attorney-client privilege, work-product doctrine or other applicable legal privilege (so long as the Company has reasonably cooperated with Parent to permit access to or disclosure of such information on a basis that does not waive such privilege or protection with respect thereto), (y) contravene or result in a violation, default or breach of any Applicable Law or (z) such access or disclosure would result in the disclosure of any trade secret to a third party. Information disclosed pursuant to this Section 6.02 may be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent to the extent the Company determines doing so may be reasonably required for the purpose of complying with Applicable Law. With respect to the information disclosed pursuant to this Section 6.02, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, the Clean Team Agreement, the Common Interest Agreement and the Data Transfer Agreement.

Section 6.03. No Solicitation; Other Offers.

(a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, and the Company and its Subsidiaries shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal; (ii) enter into or participate in any discussions (except solely to notify a Person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 6.03 and to clarify the terms and conditions of any Acquisition Proposal) or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate in any way with any Third Party in connection with, or for the purpose of knowingly encouraging or knowingly facilitating, an Acquisition Proposal; (iii) (A) fail to make, withdraw or qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement, (C) approve, adopt or recommend an Acquisition Proposal, (D) fail to (I) publicly and without qualification recommend against any Acquisition Proposal within ten (10) Business Days after such Acquisition Proposal is made public (or such fewer number of days as remains prior to the Company Stockholders’ Meeting so long as such Acquisition Proposal is made at least one (1) Business Day prior to the Company Stockholders’ Meeting), or (II) fail to reaffirm the Company Board Recommendation within ten (10) Business Days after any request by Parent to do so (or such fewer number of days as remains prior to the Company Stockholders’ Meeting so long as such request is made at least one (1) Business Day prior to the Company Stockholders’ Meeting), it being understood and agreed that Parent shall be entitled to request a reaffirmation of the Company Board Recommendation on a maximum of one (1) occasion in respect of any Acquisition Proposal, except that Parent shall be entitled to make an additional request upon any material change in the terms of such Acquisition Proposal or (E) publicly propose to do any of the foregoing in clauses (A) through (D) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”); or (iv) authorize or enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument or agreement, whether written or oral, binding or non-binding, relating to an Acquisition Proposal.

(b) Exceptions. Notwithstanding Section 6.03(a), at any time prior to obtaining Company Stockholder Approval:

(i) the Company may, after giving Parent prior notice of its intention to do so, (A) engage in negotiations or discussions with any Third Party or Third Parties that after the execution of this Agreement has made a bona fide Acquisition Proposal, and (B) furnish to such Third Party or Third Parties non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party or Third Parties with terms no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously made available to Parent) is made available to Parent prior to or concurrently with the time such information is provided to such Third Party or Third Parties; and provided, further, in the case of each of clause (A) and clause (B), that (1) such Acquisition Proposal did not result from a material breach of this Section 6.03 and (2) the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law;

(ii) if the Company receives a bona fide Acquisition Proposal on or after the date of this Agreement that did not result from a material breach of this Section 6.03 and that the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, subject to compliance with this Section 6.03 and the procedures set forth in Section 10.01(d)(i), if applicable, (x) the Board of Directors may make an Adverse Recommendation Change or (y) the Company may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, in each case, if (A) the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law, (B) prior to effecting such Adverse Recommendation Change or terminating this Agreement, (1) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 10.01(d)(i) (which notice shall not, in and of itself, constitute an Adverse Recommendation Change), and (2) the Company has provided Parent with the identity of the Third Party making the Acquisition Proposal, the terms and conditions thereof and an unredacted copy of any written materials, proposals or agreements received in connection with such Acquisition Proposal, in accordance with Section 6.03(d), (C) if requested to do so by Parent, during the period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent and Parent’s Representatives any proposed amendments or modifications to the terms and conditions of this Agreement and (D) no earlier than the end of such four (4) Business Day period, the Board of Directors shall have concluded, after considering the terms of any amendment or modification to this Agreement reflected in a written and binding offer by Parent, and after consultation with its financial advisor and outside legal counsel, that such Superior Proposal continues to constitute a Superior Proposal and that the failure to either effect an Adverse Recommendation Change or terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal would still reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require an additional notice to Parent and the four (4) Business Day period shall be reduced to three (3) Business Days after the time that Parent receives such additional notice); and

(iii) if an Intervening Event occurs, the Board of Directors may make an Adverse Recommendation Change in respect of such Intervening Event; provided that (A) the Board of Directors determines, in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law and (B) prior to effecting such Adverse Recommendation Change, (1) the Company shall have given Parent at least four (4) Business Days’ prior written notice of its intention to affect an Adverse Recommendation Change (which notice shall not, in and of itself, constitute an Adverse Recommendation Change), which notice shall include a reasonably detailed description of such Intervening Event, (2) if requested to do so by Parent, during the period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent and Parent’s Representatives, any proposed amendments or modifications to the terms and conditions of this Agreement and (3) no earlier than the end of such four (4) Business Day period, the Board of Directors shall have concluded, after considering the terms of any amendment or modification to this Agreement reflected in a written and binding offer by Parent during such period, and after consultation with its outside legal counsel, that the failure to effect an Adverse Recommendation Change in respect of such Intervening Event would still reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law (it being understood and agreed that any material change to the changes, events, circumstances or developments constituting the Intervening Event that was previously the subject of a notice hereunder shall require an additional notice to Parent and the four (4) Business Day period shall be reduced to three (3) Business Days after the time that Parent receives such additional notice).

(c) Nothing contained in this Agreement, including in this Section 6.03, shall restrict the Board of Directors or the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act with regard to an Acquisition Proposal, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the 1934 Act or (iii) making any disclosure to the Company’s stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Board of Directors, after consultation with outside counsel, has determined in good faith is required by Applicable Law; provided that this clause (c) shall not be deemed to affect whether any such disclosure in the foregoing clauses (i), (ii) or (iii), other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, in and of itself, would otherwise be deemed to be an any “Adverse Recommendation Change”. In addition, so long as the Board of Directors expressly publicly reaffirms the Company Board Recommendation in such disclosure, then it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Board of Directors solely that (A) describes the Company’s receipt of an Acquisition Proposal; (B) identifies the Person making such Acquisition Proposal; (C) provides the material terms of such Acquisition Proposal; or (D) describes the operation of this Agreement with respect thereto, will not be deemed an Adverse Recommendation Change.

(d) Required Notices. The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company of any bona fide Acquisition Proposal or any offers, proposals, inquiries or indications of interest with respect thereto or that the Company believes is or that would reasonably be expected to lead to an Acquisition Proposal, including (i) the identity of the Third Party making the Acquisition Proposal or offer, proposal, inquiry or indication of interest, (ii) a summary of the material terms and conditions thereof (it being agreed that such summary will only be required to be provided to the extent such information is not included in the information and materials provided to Parent under clause (iii) hereof) and (iii) an unredacted copy of any written proposal, written offer or other written material received from such Third Party or its Representatives in connection with an Acquisition Proposal, and shall keep Parent reasonably informed as to the status (including changes to the material terms or other material developments) of such Acquisition Proposal, offer, proposal, inquiry or indication of interest on a reasonably prompt basis and within forty-eight (48) hours of (i) any such material changes or material developments or (ii) any written request of Parent for such information. The Company shall also notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt by the Company of any initial request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, to the knowledge of the Company, may be considering making, or has made, an Acquisition Proposal.

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account the financial, legal, regulatory and other aspects of such proposal and any revisions to this Agreement made or offered in writing by Parent prior to the time of such determination, would be more favorable to the Company’s stockholders from a financial point of view than the Merger; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed references to “80%.”

(f) Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal or offer, proposal, inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal and shall promptly (and in any event within one (1) Business Day of the date hereof) terminate access by any such Third Party and its Representatives to any physical or electronic data room relating to any such discussions or negotiations and request the return or destruction of all information furnished by the Company or on its behalf to any such Third Party and its Representatives, and shall enforce and not waive, amend or release any Third Party from the provisions of its confidentiality agreements with such Third Parties; provided, however, that the Board of Directors may, or may authorize the Company to, waive any standstill agreement with any Third Party, or any standstill provision included in a confidentiality agreement with any Third Party, in each case, subject to compliance with this Section 6.03, in response to an unsolicited request from a Third Party in the event that the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors under Applicable Law.

Section 6.04. Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable, and no later than twenty (20) Business Days, after the date hereof the Company shall prepare (and Parent shall reasonably and in good faith cooperate in such preparation) and file with the SEC the preliminary Proxy Statement. Unless the Board of Directors has made an Adverse Recommendation Change in compliance with Section 6.03, the Company and the Board of Directors shall include the Company Board Recommendation in the Proxy Statement. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Proxy Statement will, at the date it or any amendment or supplement thereto is filed with the SEC or first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Parent shall provide the Company such assistance and cooperation as may be reasonably requested by the Company in the preparation of the information related to Parent or Merger Subsidiary to be included in the Proxy Statement. Each of the Company and Parent shall use its respective reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the date on which the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating them to holders of Shares and a reasonable opportunity to review and comment on all responses to requests for additional information, and shall consider any comments proposed by Parent in good faith. If, at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and correct such information, and the Company shall file with the SEC an appropriate amendment or supplement describing such information.

(b) Unless this Agreement is terminated in accordance with its terms the Company shall, as promptly as reasonably practicable (and in accordance with Applicable Law, the Company Certificate and bylaws of the Company) after the date on which the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”), and, subject to Section 6.03(b), the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval; provided, however, that the Company may (on no more than two occasions without the prior written consent of Parent in the case of Section 6.04(b)(i)), and, if so requested by Parent in the case of Section 6.04(b)(i)), the Company will (on no more than two occasions), postpone or adjourn the Company Stockholders’ Meeting for no longer than ten (10) Business Days at a time from the prior scheduled date and, subject to compliance with Applicable Law, to a date no later than the third (3rd) Business Day preceding the End Date:

(i) after consultation with Parent, (A) due to the absence of a quorum or (B) to solicit additional proxies if, at the time of such postponement or adjournment, the Company has not received proxies representing a sufficient number of Shares for the Company Stockholder Approval to be received at the Company Stockholders’ Meeting, whether or not a quorum is present; or

(ii) after consultation with Parent, to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure that the Board of Directors has determined in good faith after consultation with outside legal counsel is reasonably likely to be required by Applicable Law or is requested by the SEC or its staff and (B) for such supplemental or amended disclosure to be disseminated in a manner suitable under Applicable Law and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting.

(c) Notwithstanding any Adverse Recommendation Change, unless this Agreement has been validly terminated in accordance with its terms, the Company shall submit this Agreement to the stockholders of the Company for adoption at the Company Stockholders’ Meeting and shall not submit any Acquisition Proposal for adoption or approval by the stockholders of the Company.

Section 6.05. Financing Assistance. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, provide cooperation, to the extent reasonably requested by Parent in writing, in connection with the Debt Financing or any other debt, equity, equity-linked or other financing of Parent or any of its Subsidiaries in connection with the Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing sentence, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to:

(a) furnish, or cause to be furnished, to Parent (A) audited consolidated balance sheets and related audited consolidated statements of operations, comprehensive income, cash flows and changes in stockholders’ equity of the Company for each of the three most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP applied on a basis consistent with that of the most recent fiscal year and (B) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of operations, comprehensive income, cash flows and changes in stockholders’ equity of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments and the absence of footnotes) and reviewed (AS 4105) by the Company’s independent public accountants; it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (a);

(b) (i) provide to Parent or any of its Subsidiaries ,such other historical financial data and other historical financial information regarding the Company and its Subsidiaries reasonably necessary for Parent’s or any of its Subsidiaries’ preparation of any pro forma financial information of the type required by Regulation S-X or Regulation S-K under the 1933 Act for a registered public offering of debt or equity (or equity-linked) securities and (ii) use reasonable best efforts to promptly provide information (financial or otherwise) relating to the Company or any of its Subsidiaries to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent and the Company customary or reasonably necessary for the completion of such financing) to the extent reasonably requested by Parent in writing to prepare customary offering or information documents to be used for the completion of such financing (it being understood that the Company, its Subsidiaries and its and their respective Representatives shall not be responsible for preparing (A) any pro forma financial statements or (B) any other financial statements (other than as set forth in Section 6.05(a)) that are not readily available or prepared in the ordinary course of its or their respective financial reporting practices);

(c) use reasonable best efforts to cooperate with the marketing efforts of Parent and the Financing Sources, including by using reasonable best efforts to cause its management with appropriate experience and expertise to assist, to the extent permitted under Antitrust Laws, in preparation for and to participate in a reasonable number of meetings, due diligence sessions (including accounting due diligence), road shows and sessions with ratings agencies at times and at locations reasonably acceptable to the Company, which times and locations shall be presented to the Company in writing reasonably in advance of such meetings, road shows and sessions;

(d) use reasonable best efforts to provide reasonable and customary assistance to Parent in the preparation of customary offering memoranda, rating agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents;

(e) use reasonable best efforts to obtain and deliver any required consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to this Section 6.05 in any registration statement of Parent or any of its Subsidiaries filed with the SEC relating to such financing or otherwise in connection with any such financing consisting of an offering of securities;

(f) use reasonable best efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) participate in a manner consistent with their customary practice in accounting due diligence sessions in connection with such financing and (B) provide customary comfort letters (including “negative assurance” comfort) with respect to financial information related to the Company and its Subsidiaries included in any offering document, to the extent such comfort letters are customarily delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of securities in a capital markets transaction comprising part of such financing;

(g) use reasonable best efforts to inform Parent promptly in writing if any member of the Board of Directors of the Company, the Company’s chief financial officer or any other executive officer of the Company (i) concludes that any previously issued financial statement of the Company or any of Subsidiaries included or intended to be used in connection with such financing should no longer be relied upon as per Item 4.02 of Form 8-K under the Exchange Act or (ii) shall have knowledge of any facts as a result of which a restatement of any of the Company’s or any of its Subsidiaries’ financial statements is required or reasonably likely; and

(h) provide customary authorization letters to Parent’s or any of its Subsidiaries’ Financing Sources, authorizing the distribution of information to prospective lenders or investors and containing a representation that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries (only to the extent such authorization letters contain customary disclaimers for the Company, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof).

In connection with this Section 6.05, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any liability or expense in connection with any financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement or any Existing Debt Modification, except such expenses for which Parent or one of its Subsidiaries is obligated to reimburse the Company or, if reasonably requested by the Company, for which funds that are actually necessary to pay such expenses are provided in advance by Parent or one of its Subsidiaries to the Company, (ii) the Company and its Subsidiaries and any persons who are officers or directors of such entities shall not be required to pass resolutions or consents to approve or authorize the execution of such financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement, (iii) no director or officer of the Company or any of its Subsidiaries shall be required to execute any agreement, certificate, document or instrument with respect to such financing to be obtained by Parent or its Subsidiaries in connection with the transactions contemplated by this Agreement or any Existing Debt Modification, in each case, that would be effective prior to the Closing (other than customary authorization letters and as expressly provided for in Section 6.06), (iv) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and (v) neither the Company nor any of its Subsidiaries or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 6.05 that (1) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries; (2) would conflict with (A) the organizational documents of the Company or its Subsidiaries or any material laws or (B) obligations of confidentiality from a third party (not created in contemplation hereof) binding on the Company or its Subsidiaries (provided; that in the event that the Company or its Subsidiaries do not provide information in reliance on the exclusion in this clause (B), the Company and its Subsidiaries shall provide notice to Parent promptly that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)); (3) would require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries (provided; that the Company shall use reasonable best efforts to allow for such access to the maximum extent that does not jeopardize attorney-client privilege); (4) would require its legal counsel to provide any legal opinions or 10b-5 letters; (5) would require the Company or its Subsidiaries to prepare any projections or forecasts; (6) would require the Company or any of its Subsidiaries to disclose (if not previously publicly disclosed by the Company) any preliminary financial results or “flash numbers”; (7) would reasonably be expected to result in a breach of or a default (with or without notice, lapse of time, or both) under, any Material Contract; (8) would require the Company to file or furnish any reports or information with the SEC in connection with such financing, except, after consultation between Parent and the Company and their Representatives, the furnishing on Current Reports on Form 8-K by the Company of information included in documents with respect to such financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations; or (9) would cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability. Parent and its Subsidiaries shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any cooperation under this Section 6.05 and Section 6.06 to the fullest extent permitted by law, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of (x) the gross negligence, bad faith or willful misconduct of the Company, its Subsidiaries or its or their respective Representatives, in each case as determined by a court of competent jurisdiction in a final, non-appealable judgment, (y) such Person’s material breach of this Agreement or (z) any material misstatement or omission in information provided in writing hereunder by any of the foregoing Persons for use in connection herewith or with any financing or Existing Debt Modification. Parent shall promptly, upon written request by the Company, reimburse the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs or expenses actually incurred by each such Person in connection with the cooperation provided under this Section 6.05 or Section 6.06, whether or not the Merger is consummated or this Agreement is terminated.

Section 6.06. Existing Debt Modifications. The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions required to facilitate the termination of commitments in respect of the Existing Credit Agreement and, to the extent requested in writing by Parent, any other Indebtedness for borrowed money incurred by any of the Company or its Subsidiaries after the date hereof (it being understood that the Company shall promptly and in any event no later than ten (10) days prior to the Closing Date notify Parent of the amount of any such Indebtedness for borrowed money incurred or to be incurred and expected to be outstanding on the Closing Date), the repayment in full of all obligations in respect of such Indebtedness and the release of any Liens securing such Indebtedness and guarantees in connection therewith on the Closing Date (such terminations, repayments and releases, the “Existing Debt Modification”). In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent (A) at least five (5) Business Days prior to the Closing Date draft payoff letters and (B) on the Closing Date, executed payoff letters, in each case, with respect to the Existing Credit Agreement and, to the extent requested in writing by Parent, any Indebtedness for borrowed money incurred by any of the Company and its Subsidiaries after the date hereof (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letters, together with any related release documentation, shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement.

Section 7.02. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company or any of its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time in their capacity as an officer or director of the Company or its Subsidiaries (including acts or omissions in connection with this Agreement and the consummation of the transactions contemplated hereby) to the same extent as such Indemnified Persons are entitled to indemnification as of the Effective Time as provided (i) under the Company Certificate or bylaws of the Company or the articles of incorporation and bylaws or similar organizational documents of the applicable Subsidiaries or (ii) in any indemnification agreement of the Company or a Company Subsidiary in existence as of the Effective Time and set forth on Section 7.02(a) of the Company Disclosure Schedule (except to the extent such agreement provides for an earlier termination), in each case as in effect as of the Effective Time;

provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. The Surviving Corporation shall advance the reasonable and documented fees and expenses of such Indemnified Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any action, suit, proceeding or investigation that is the subject of the right to indemnification pursuant to this Section 7.02 to the same extent as such Indemnified Persons are entitled to advancement of expenses as of the Effective Time as provided (i) under the Company Certificate or bylaws of the Company or the articles of incorporation and bylaws or similar organizational documents of the applicable Subsidiaries or (ii) in any indemnification agreement of the Company or a Company Subsidiary in existence as of the Effective Time and set forth on Section 7.02(a) of the Company Disclosure Schedule; provided that such advancement shall be subject to such Indemnified Person providing an appropriate undertaking to reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s and its Subsidiaries’ then existing directors’ and officers’ liability insurance policies as selected by the Company (collectively, “D&O Tail Policy”), in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance policies in effect as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for the D&O Tail Policy an aggregate premium amount in excess of 400% of the annual premium amount paid or payable by the Company or its Subsidiaries with respect to their existing directors’ and officers’ liability insurance policies as in effect as of the Effective Time (the “Premium Cap”), and if the aggregate premium amount of such insurance coverage would exceed such Premium Cap, Parent or the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost equal to or not to exceed the Premium Cap. From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain in effect (and Parent shall cause the Surviving Corporation to maintain in effect) the D&O Tail Policy.

(c) The rights of each Indemnified Person under this Section 7.02 shall survive consummation of the Merger and from and after the Effective Time are intended to benefit, and shall be enforceable by, each Indemnified Person (and, with respect to the D&O Tail Policy, any natural Person insured thereunder). The obligations of Parent and the Surviving Corporation under this Section 7.02 shall not be terminated or modified from and after the Effective Time in such manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person (and, with respect to the D&O Tail Policy, any natural Person insured thereunder). If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation, as applicable, set forth in this Section 7.02.

Section 7.03. Employee Matters.

(a) Subject to the requirements imposed by Applicable Law, for a period of twelve (12) months after the Effective Time, Parent or the Surviving Corporation shall provide the employees of the Company or its Subsidiaries as of immediately prior to the Effective Time during the period they continue to be employed by Parent, the Surviving Corporation and/or its or Parent’s Subsidiaries on and after the Effective Time (the “Covered Employees”) with (i) annual base salary or base wages, target cash bonus opportunity and severance benefits that are, in each case, no less favorable than those in effect prior to the Effective Time, and (ii) other employee benefits that are substantially comparable in the aggregate to the greater of those provided by the Company to such employee prior to the Effective Time and those provided to similarly situated employees of Parent or its Subsidiaries.

(b) Parent shall provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or the Surviving Corporation and/or their Subsidiaries in which Covered Employees are eligible to participate (the “Parent Plans”) for all periods of employment with the Company or its Subsidiaries (or any predecessor entities) prior to the Effective Time to the same extent as such Covered Employee was entitled, before the Effective Time, to credit for such service under any similar Employee Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Effective Time, and with Parent, the Surviving Corporation and any of their Subsidiaries on and after the Effective Time; provided that the foregoing shall not apply (A) for any purpose under any defined benefit pension plan or retiree welfare plan or equity incentive plan or award agreement thereunder, (B) for purposes of any Parent Plan that is grandfathered or frozen to new participants, either with respect to level of benefits or participation or (C) to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any Parent Plan to be waived with respect to the Covered Employees and their eligible dependents, to the extent waived under the corresponding plan in which the applicable Covered Employee participated immediately prior to the Effective Time, and (ii) to the extent not prohibited by the terms and which terms may not be amended without material cost to the Company, or by any third party administrator, of any fully insured medical, dental, pharmaceutical or vision benefit plan of Parent or the Surviving Corporation, credit each Covered Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Covered Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Company prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Covered Employee has satisfied the deductible, co-payments or maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Surviving Corporation, Parent or its Affiliates, as if such amounts had been paid in accordance with such plan (to the extent such credit would have been given under comparable Employee Plans prior to the Closing).

(c) If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company shall adopt resolutions and take such corporate action as is necessary to terminate the Employee Plans that are United States Tax-qualified defined contribution plans (collectively, the “Company DC Plan”), effective as of the day prior to the Closing Date. The form and substance of such resolutions approved in connection with the foregoing termination shall be subject to the reasonable prior review of Parent. Upon the distribution of the assets in the accounts under the Company DC Plan to the participants, Parent shall permit the Covered Employees who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), including rollovers of outstanding plan loans, in the form of cash, from the Company DC Plan to the applicable tax-qualified defined contribution plans of Parent or its Subsidiaries.

(d) Prior to making any broad-based communications to the employees of the Company or any of its Subsidiaries (other than any communications consistent in all material respects with the substance of prior communications made by the Company or Parent) pertaining to the terms and conditions of employment, including any compensation or benefit matters, that relate to such employees following the Merger, the Company or Parent, as applicable, shall provide any such communication to the other party for its prior review and the reviewing party shall have the right to provide timely and reasonable comments to such communication, which will be considered in good faith.

(e) Without limiting the generality of Section 11.06, the provisions of this Section 7.03 are solely for the benefit of the parties to this Agreement, and no current or former employee or other service provider or other individual associated therewith (including any dependent or beneficiary thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement. Nothing contained in this Agreement shall (i) constitute or be deemed to be the establishment of or an amendment or modification to any Employee Plan, Parent Plan or any other compensation or benefit plan, program or arrangement of the Company, Parent or any of their respective Subsidiaries for any purpose; (ii) guarantee employment for any period of time, or preclude the ability of Parent or the Surviving Corporation and its Subsidiaries to terminate or discharge any employee or other service provider of the Company or any of its Subsidiaries, including any Covered Employee, at any time for any reason whatsoever, with or without cause; or (iii) require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any Employee Plan, Parent Plan or employee benefits plans or arrangements or prevent the amendment, modification or termination thereof, in accordance with the terms thereof and Applicable Law.

(f) Parent and the Company hereby agree to cooperate in good faith to comply in all material respects with all information, consultation and other processes, if any, relating to any works councils (including Parent’s European Works Council), union and any employee representative bodies in connection with the transactions contemplated by this Agreement which, for avoidance of doubt, shall include any required information and consultation and other processes with respect to any labor union, works council or other organized employee representative body as required to: (i) comply with any applicable information and consultation requirement or practice, including obtaining any required opinion, advice or approval from such labor union, works council or other organized employee representative body in accordance with Applicable Law; or (ii) establish that such information, consultation, opinion or approval is not required by Applicable Law or otherwise a precondition to the Closing. In particular, for the purposes of any information or consultation process as is required with Parent’s European Works Council, the Company agrees to provide Parent with all reasonable and necessary information requested by Parent and cooperate in good faith with all reasonable requests made by Parent in relation to the same.

Section 7.04. Financing.

(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Debt Financing or any Substitute Financing in an amount sufficient, together with cash on hand or other sources of funds of Parent, to consummate the Merger and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Merger and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Commitment Letter and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Debt Financing reflecting the terms contained in the Debt Commitment Letter (or with other terms agreed by Parent and the Financing Sources, subject to the restrictions on amendments of the Debt Commitment Letter set forth below), so that such agreements are in effect no later than the Closing and (ii) satisfy on a timely basis all the conditions to the Debt Financing and the definitive agreements related thereto that are in Parent’s (or its Subsidiaries’) control. In the event that all conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived or, upon funding of the Debt Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Persons providing the Debt Financing to fund on the Closing Date the Debt Financing, to the extent the proceeds thereof are required to consummate the Merger and the other transactions contemplated hereby. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Commitment Letter.

(b) Parent shall keep the Company reasonably informed on a timely basis of the status of Parent’s and its Subsidiaries’ efforts to obtain the Debt Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Commitment Letter (provided, that any fee letter may be redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing) and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely, individually or in the aggregate, to have a material adverse impact on the Debt Financing necessary to satisfy all of Parent’s and its Subsidiaries’ obligations under this Agreement, including, promptly after obtaining knowledge thereof, providing the Company written notice of any (A) material breach or default by a Financing Source or any party to any definitive document related to the Debt Financing of the Debt Commitment Letter or any definitive document related to the Debt Financing, (B) actual or threatened withdrawal, repudiation or termination in writing of the Debt Commitment Letter or the Debt Financing by the Financing Sources or (C) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive document related to the Debt Financing with respect to the obligations to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing; provided that neither Parent nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney-client or similar privilege to the extent such privilege is asserted in good faith or otherwise would violate or contravene any law or any obligation of confidentiality. Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Commitment Letter without the prior written approval of the Company; provided that Parent shall not, without the Company’s prior written consent, permit any such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Commitment Letter which would (i) reduce the aggregate cash amounts of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Debt Financing following such reduction, together with cash on hand and other sources of funds of Parent on the Closing Date, would be sufficient to consummate the Merger and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Commitment Letter shall be permitted), (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend, modify or waive any of the conditions to the Debt Financing or (iii) otherwise expand, amend, modify or waive any provision of the Debt Commitment Letter in a manner that in any such case would reasonably be expected to (A) materially delay or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (B) materially adversely impact the ability of Parent to enforce its rights against the Financing Sources or any other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or (C) materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Merger and the other transactions contemplated hereby; provided that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Commitment Letter to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and (2) implement or exercise any “market flex” provisions contained in the Debt Commitment Letter. In the event that new commitment letters and/or fee letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Debt Commitment Letter permitted pursuant to this Section 7.04(b), such new commitment letters and/or fee letters shall be deemed to be the “Debt Commitment Letter” for all purposes of this Agreement and references to “Debt Financing” herein shall include and mean the financing contemplated by the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Commitment Letter.

(c) If funds in the amounts set forth in the Debt Commitment Letter, or any portion thereof, become unavailable (other than in accordance with the terms of the Debt Commitment Letter), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms that are not materially less favorable to Parent, taken as a whole, than the terms as set forth in the Debt Commitment Letter, taking into account any “market flex” provisions thereof, and which does not include any conditions to the consummation of such substitute financing that are more onerous than the conditions set forth in the Debt Financing) sufficient, together with cash on hand and other sources of funds of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Merger and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Debt Financing” and any commitment letter for such Substitute Financing shall be deemed to be the “Debt Commitment Letter” for all purposes of this Agreement.

(d) The foregoing notwithstanding, compliance by Parent and its Subsidiaries with this Section 7.04 shall not limit or modify Company’s right to seek specific performance to cause Parent to consummate the Merger in accordance with Section 11.13, whether or not the Debt Financing is available.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Antitrust Laws or other Applicable Law to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable, including using reasonable best efforts to (i) obtain the Required Regulatory Approvals and make all necessary registrations and filings and take all steps as may be reasonably necessary to obtain the Required Regulatory Approvals from, or to avoid an action or proceeding by, any Governmental Authority in connection with any Antitrust Law; (ii) obtain all other approvals, consents, ratifications, permissions, waivers or authorizations from Governmental Authorities or other Third Parties necessary, proper or advisable in connection with the transactions contemplated by this Agreement; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided that, in connection with any of the foregoing clauses (i) through (iii), the Company shall not agree to (x) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payment) or concede anything of material monetary or economic value or (y) amend, supplement or modify any Contract in any manner that would be materially adverse to the interest of the Company or, after the Merger, Parent and its Subsidiaries, in each case, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) The parties agree to use their reasonable best efforts to promptly take, and cause their Affiliates to take, all actions and steps requested or required by any Governmental Authority as a condition to granting any Required Regulatory Approval, including causing the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the U.S. Federal Trade Commission (the “FTC”) or U.S. Department of Justice (“DOJ”), or other Governmental Authorities of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the transactions contemplated hereby, so as to obtain such Required Regulatory Approvals, and to avoid the entry of, or to effect the dissolution of, any order in any action or legal proceeding which would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date, including defending through litigation, contending or appealing, any claim asserted in any court with respect to the proposed transaction by any person (including the FTC, the DOJ, or any other Governmental Authority). Such reasonable best efforts by the parties and/or their Affiliates shall include (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, lease, license, transfer or other disposition of such businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries, (2) terminating, modifying or assigning existing relationships, contracts or obligations of Parent or any of its Subsidiaries or those relating to any assets, properties or businesses of the Company or any of its Subsidiaries, (3) agreeing to other structural, behavioral or conduct relief, or changing or modifying any course of conduct regarding future operations of the Company, Parent or any of their respective Subsidiaries or the assets, properties or businesses of the Company or any of its Subsidiaries, and (4) otherwise taking or committing to take any other action that would limit Parent’s or any of its Subsidiaries’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties or businesses of the Company or any of its Subsidiaries, in each case, as may be required in order to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably practicable (and in any event no later than the End Date) (the actions referred to in clauses (1), (2), (3) and (4), “Remedy Actions”); provided, however, that neither Parent nor any of its Affiliates shall be required to propose, negotiate, commit to or effect any Remedy Action with respect to (A) any assets, categories of assets or portions of any business of Parent, the Company or any of their respective Subsidiaries if any such Remedy Action would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on Parent and its Subsidiaries and the Company and its Subsidiaries, taken as a whole as a combined company (provided that for both of these purposes, a material adverse effect shall be measured relative to the size of the Company and its Subsidiaries, taken as a whole, regardless of whether such actions are imposed on, or affect Parent, the Company or any of their respective Subsidiaries) (a “Burdensome Condition”); and provided, that the Company shall only be permitted to propose, negotiate, commit to or effect any Remedy Action with the prior written consent of Parent; provided, further, that in no event shall Parent, the Company or their respective Subsidiaries be required to propose, negotiate, commit to or effect any Remedy Action unless such Remedy Action is conditioned upon the consummation of the Merger. Each of Parent and the Company shall not undertake any acquisition, joint venture or other business combination transaction, whether by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any Person or portion thereof or otherwise, if such actions would reasonably be expected to (i) materially delay or make materially more difficult the obtaining of any Required Regulatory Approvals or (ii) otherwise materially delay, impede or prevent the consummation of the Merger.

(c) Subject to the terms and conditions of this Agreement, each of the parties shall (and shall cause their respective Affiliates, if applicable, to) promptly, (i) make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated by this Agreement and (ii) make appropriate filings in respect of the other Required Regulatory Approvals, formally or in draft form (where pre-filing consultation is required).

(d) Without limiting the generality of anything contained in this Section 8.01, from the date of hereof until the Effective Time or the termination or this Agreement in accordance with its terms, each of the Company and Parent (on its and Merger Subsidiary’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Authority or brought by a Third Party before any Governmental Authority, in each case, with respect to the transactions contemplated by this Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any substantive communication to or from the FTC, DOJ or any other Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Authority in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vii) except as may be prohibited by any Governmental Authority or by Applicable Law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by this Agreement, each party shall provide advance notice of and permit authorized Representatives of the other party to be present at each material meeting or conference, including any virtual or telephonic meetings, relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding; provided, however, that materials required to provided pursuant to this Section 8.01(d) may be redacted (A) to remove references concerning the valuation of Parent, Merger Subsidiary, the Company, or any of their respective Subsidiaries or assets, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege concerns. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any

Governmental Authority, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings for the transactions contemplated by this Agreement. Parent shall pay all filing fees under the HSR Act and other Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings.

(e) Parent and the Company shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the timing, form and content of any filing, analyses, appearances, communications, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with efforts to obtain the Required Regulatory Approvals; provided, however that in the event of a dispute over strategy, the final determination as to the appropriate course of action shall be made by Parent after consulting and considering in good faith the views of the Company and subject to the terms of Section 8.01. Notwithstanding anything in this Agreement to the contrary, no party shall (or shall permit any of its Affiliates to) enter into any timing agreement with a Governmental Authority regarding the timing of the Closing, without the prior written consent of the other parties, which consent shall not be unreasonably withheld, conditioned, or delayed.

Section 8.02. Certain Filings. Without limiting Section 8.01 (including Section 8.01(e)) the Company and Parent shall cooperate with one another regarding any action in respect of or filing with, any Governmental Authority (including any Required Regulatory Approvals), or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the transactions contemplated by this Agreement and in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03. Public Announcements. Unless there has been an Adverse Recommendation Change made in connection with an Intervening Event, Parent and the Company shall consult with each other before issuing, and give each the opportunity to review and comment upon, any press releases, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts, in each case, with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any public statement without the other party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each of Parent and the Company may, without such consultation or consent, issue a press release and make any public statement (including in response to questions from the press, analysts, investors or those attending industry conferences), so long as such press release or statements include only such information contained in, and consistent with, previous press releases, public disclosures or public statements made jointly by Parent and the Company (or individually, if approved by the applicable other party); (b) subject to any other applicable terms of this Agreement, each of Parent and the Company may, without the other party’s prior written consent (but with prior notice and, to the extent reasonably practicable, prior consultation), make any disclosures in any documents to be filed with or furnished to the SEC as may be required by applicable federal securities laws or any listing agreement with or rule of any national securities exchange or association; and (c) for the avoidance of doubt, each of Parent and the Company may, without such consultation or consent, make internal communications to employees of Parent or the Company and their respective Subsidiaries, as applicable, that in the good faith assessment of Parent or the Company, as applicable, would not need to be publicly filed pursuant to Applicable Law. The restrictions of this Section 8.03 do not apply to a public announcement or press release issued in connection with an Adverse Recommendation Change made in connection with a Superior Proposal made in compliance with Section 6.03, and Parent shall not be required by this Section 8.03 to consult with or obtain the prior consent of the Company with respect to any public announcement or press release responsive to any public announcement or press release issued by the Company pursuant to this sentence.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Section 16 Matters. Prior to the Effective Time, the Company and the Board of Directors shall take appropriate action as may be required to cause any dispositions of Shares, Company Option Awards, Company RSU Awards or other derivative securities, in connection with the transactions contemplated by this Agreement, by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (except with respect to the matters covered by, and subject to, Section 8.01); and

(c) any material actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against in writing, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 8.06 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

Section 8.07. Confidentiality. The parties acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, the Clean Team Agreement, the Common Interest Agreement and the Data Transfer Agreement, which Confidentiality Agreement, Clean Team Agreement, Common Interest Agreement and Data Transfer Agreement will continue in full force and effect in accordance with their respective terms.

Section 8.08. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares and the suspension of the Company’s reporting obligations under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.09. Takeover Statutes. If any Takeover Statute shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such Takeover Statute on the transactions contemplated hereby.

Section 8.10. Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 8.11. Stockholder Litigation. The Company shall give Parent prompt written notice and the opportunity to participate in the defense (at Parent’s sole cost) of any litigation, action, suit, claim, demand or proceeding brought against the Company or its directors or officers relating to the transactions contemplated by this Agreement. The Company shall give Parent the right to review and comment on all filings or responses to be made by the Company in connection with any such action, suit, claim, demand or proceeding, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments from Parent into account, and, no such settlement shall be offered or agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company will keep Parent reasonably informed with respect to any such action, suit, claim, demand or proceeding.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or (where permitted by Applicable Law) written waiver by the Company and Parent of the following conditions:

(a) There shall not have been issued by any court of competent jurisdiction and remain in effect any restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any applicable Law or order been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Authority which directly or indirectly prohibits, or makes illegal the consummation of the Merger.

(b) The Company Stockholder Approval shall have been obtained.

(c) (i) The waiting period (and any extension thereof), and any commitments by the parties not to close before a certain date under a timing agreement entered into with a Governmental Authority, applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) the other Required Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, in each case, without the imposition, individually or in the aggregate, of a Burdensome Condition.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are further subject to the satisfaction or (where permitted by Applicable Law) written waiver by Parent of the following conditions:

(a) (i) Each of the representations and warranties of the Company contained in Section 4.01(a), Section 4.02, Section 4.05(a), Section 4.05(b), Section 4.06(a), Section 4.10(b), Section 4.24, and Section 4.25 shall be true and correct in all respects (except for Section 4.05(a) and Section 4.05(b) which shall be true and correct in all respects except for any de minimis inaccuracy) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct in all respects (except for Section 4.05(a) and Section 4.05(b), which shall be true and correct in all respects except for any de minimis inaccuracy) as of such specified time); and (ii) each of the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct as of such specified time), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The Company shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company described in clause (a)(ii) of the definition of Material Adverse Effect that is continuing.

(d) The Company shall have delivered to Parent a certificate signed by an executive officer of the Company and dated as of the Closing Date certifying as to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c).

Section 9.03. Conditions to the Obligation of the Company. The obligation of the Company to consummate the Merger is further subject to the satisfaction or (where permitted by Applicable Law) written waiver by the Company of the following conditions:

(a) (i) Each of the representations and warranties of Parent and Merger Subsidiary set forth in Section 5.01, Section 5.02 and Section 5.07 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct as of such specified time); and (ii) each of the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct as of such specified time), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Parent and Merger Subsidiary shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate signed by an executive officer of Parent and dated as of the Closing Date certifying as to the satisfaction of the conditions specified in Section 9.03(a) and Section 9.03(b).

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of the Company and Parent; or

(b) by either the Company or Parent, if:

(i) the Effective Time shall not have occurred on or before January 9, 2025 (the “End Date”); provided that if on January 9, 2025 any of the conditions set forth in Section 9.01(c) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(c)) shall not have been satisfied but all other conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the End Date shall be automatically extended to April 9, 2025 and such date shall become the End Date for purposes of this Agreement; provided, further, that if on April 9, 2025 any of the conditions set forth in Section 9.01(c) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(c)) shall not have been satisfied but all other conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the End Date shall be automatically extended to July 9, 2025 and such date shall become the End Date for purposes of this Agreement; provided, further, that if on July 9, 2025 any of the conditions set forth in Section 9.01(c) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(c)) shall not have been satisfied but all other conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the End Date shall be automatically extended to October 9, 2025 and such date shall become the End Date for purposes of this Agreement; provided, further, that (x) if all of the conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the End Date but (y) the Closing would thereafter occur in accordance with Section 2.01(b) on a date (the “Specified Date”) that occurs within three (3) Business Days after such End Date, then the End Date shall automatically be extended to such Specified Date and the Specified Date shall become the End Date for purposes of this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement shall have been the primary cause the failure of the Merger to be consummated by such time; or

(ii) if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, which order, decree, ruling or other action shall be final and nonappealable or any Governmental Authority that must grant an approval specified in Section 9.01(c) has denied such approval, and such denial has become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose material breach of any provision of this Agreement shall have been the primary cause of any of the events specified in this Section 10.01(b)(ii) occurring; or

(iii) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting at which a vote on this Agreement is taken; or

(c) by Parent:

(i) prior to obtaining the Company Stockholder Approval, if an Adverse Recommendation Change shall have occurred; or

(ii) if a breach or failure to be true of any representation or warranty of the Company set forth in Article 4 or breach or failure to perform any covenant or agreement set forth in this Agreement on the part of the Company shall have occurred such that the conditions set forth in Section 9.02(a) or Section 9.02(b) would not be satisfied and cannot be cured by the Company prior to the End Date or, if capable of being cured, shall not have been cured, following receipt by the Company from Parent of written notice of such breach or failure, by the earlier of (x) thirty (30) days after receipt of such notice from Parent and (y) the date that is two (2) days prior to the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) if either Parent or Merger Subsidiary is then in material breach of any representation, warranty, covenant or obligation under this Agreement; or

(d) by the Company:

(i) prior to obtaining the Company Stockholder Approval, if (A) the Board of Directors has determined that an Acquisition Proposal constitutes a Superior Proposal, (B) the Company has complied with its obligations set forth in Section 6.03(b)(ii), (C) the Company, substantially concurrently with and as a condition to such termination, pays the Company Termination Fee payable pursuant to Section 11.04 and (D) substantially concurrently with such termination, the Company enters into a definitive agreement in respect of a Superior Proposal in accordance with Section 6.03; or

(ii) if a breach or failure to be true of any representation or warranty of Parent or Merger Subsidiary set forth in Article 5 or breach or failure to perform any covenant or agreement set forth in this Agreement on the part of Parent or Merger Subsidiary shall have occurred such that the conditions set forth in Section 9.03(a) or Section 9.03(b) would not be satisfied and cannot be cured by Parent prior to the End Date or, if capable of being cured, shall not have been cured, following receipt by Parent from the Company of written notice of such breach or failure, by the earlier of (x) thirty (30) days after receipt of such notice from the Company and (y) the date that is two (2) days prior to the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) if the Company is then in material breach of any representation, warranty, covenant or obligation under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of termination to the other party specifying the reasons for such termination.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to any other party hereto; provided that such termination shall not relieve any party for any and all liabilities and damages incurred or suffered by the other party as a result of intentional fraud by such first party; provided, further, that the provisions of the last sentence of Section 6.05, Section 8.07, this Section 10.02 and Article 11 (including, for the avoidance of doubt, Section 11.04) shall survive any termination hereof pursuant to Section 10.01 (and in the case of the last sentence of Section 6.05, including upon the consummation of the Merger) and remain in full force and effect. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.13 in lieu of terminating this Agreement pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including by electronic mail (“e-mail”) transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Hewlett Packard Enterprise Company

1701 E Mossy Oaks Rd

Spring, Texas 77389

Attention:	John F. Schultz, Chief Operating and Legal Officer
Email:	legal.department@hpe.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Benjamin M. Roth
Raaj S. Narayan
Steven R. Green
E-mail:	BMRoth@wlrk.com
RSNarayan@wlrk.com
SRGreen@wlrk.com

if to the Company, to:

Juniper Networks, Inc.

1133 Innovation Way

Sunnyvale, California 94089

Attention:	Robert Mobassaly
E-mail:	rmobassaly@juniper.net

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention:	Amr Razzak
E-mail:	Amr.Razzak@skadden.com

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) on the next Business Day after being sent by courier or express delivery service (with confirmation of delivery), (c) if sent by e-mail transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof or (d) if sent by e-mail transmission after 5:00 p.m. recipient’s local time, the day following the date of transmission thereof; provided that no “bounce back” or similar message of non-delivery is received with respect thereto.

Section 11.02. Non-Survival. None of the representations, warranties, covenants or agreements contained herein or in any certificate, instrument, document or other writing delivered pursuant hereto shall survive the Effective Time, except for those covenants and agreements of the parties contained herein that by their terms expressly apply or are to be performed in whole or in part after the Effective Time.

Section 11.03. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after receipt of the Company Stockholder Approval, no amendment shall be made that would require the approval of the stockholders of the Company under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses.

(a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee.

(i) If this Agreement is validly terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay or cause to be paid to Parent in immediately available cash $407,500,000 (the “Company Termination Fee”), in the case of a termination by Parent, within two (2) Business Days after such termination and, in the case of a termination by the Company, substantially concurrently with and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, a bona fide Acquisition Proposal shall have been publicly announced and such Acquisition Proposal shall not have been publicly withdrawn at least two (2) Business Days prior to the Company Stockholders’ Meeting, and (C) prior to the date that is twelve (12) months following the date of such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal (which Acquisition Proposal is subsequently consummated) or an Acquisition Proposal shall have been consummated (in either case, whether or not the same Acquisition Proposal referred to in clause (B)); provided that, for purposes of clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%,” then the Company shall pay to Parent the Company Termination Fee in immediately available funds, within two (2) Business Days after the consummation of the Acquisition Proposal referred to in clause (C).

(iii) In the event that this Agreement is validly terminated under circumstances where the Company Termination Fee is due and payable and Parent or its designee shall have received full payment of the Company Termination Fee pursuant to this Section 11.04(b) and any other amounts due pursuant to the second sentence of Section 11.04(d), the receipt of the Company Termination Fee and such other amounts shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Subsidiary, any of their respective Affiliates and Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company Related Parties arising out of, relating to, or in connection with, this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, however, that nothing in this Section 11.04(b)(iii) or Section 11.04(b)(iv) below shall limit the rights of Parent in the case of intentional fraud.

(iv) Subject to the proviso in Section 11.04(b)(iii), Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 11.04(b) and any other amounts due pursuant to the second sentence of Section 11.04(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of its former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Company Related Parties”) in any circumstance in which the Company Termination Fee becomes due and payable, and upon payment of the Company Termination Fee and such other amounts, none of the Company Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the Merger in accordance with Section 11.13 or the payment of the Company Termination Fee pursuant to this Section 11.04(b), but in no event shall Parent be entitled to both (A) equitable relief ordering the Company to consummate the Merger in accordance with Section 11.13 and (B) the payment of the Company Termination Fee pursuant to this Section 11.04(b).

(v) Notwithstanding anything to the contrary contained herein, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(c) Parent Termination Fee.

(i) If this Agreement is validly terminated by (A) either party pursuant to Section 10.01(b)(i) or Section 10.01(b)(ii) (only if such order, decree, ruling or other action is in respect of the matters set forth in Section 9.01(c)) and, in each case, at the time of such termination, one or both of the conditions set forth in Section 9.01(c) or Section 9.01(a) (to the extent relating to the matters set forth in Section 9.01(c)) shall not have been satisfied but all other conditions to Closing set forth in Article 9 shall have been satisfied or waived, as applicable (except for those conditions which by their nature are to be satisfied at the Closing; provided that such conditions would be satisfied if the Closing were to take place on such date) or (B) by the Company pursuant to Section 10.01(d)(ii) as a result of a material breach by Parent of Section 8.01, then Parent shall pay or cause to be paid to the Company in immediately available cash $815,000,000 (the “Parent Termination Fee”) within two (2) Business Days after such termination.

(ii) In the event that this Agreement is validly terminated under circumstances where the Parent Termination Fee is due and payable and the Company or its designee shall have received full payment of the Parent Termination Fee pursuant to this Section 11.04(c) and any other amounts due pursuant to the second sentence of Section 11.04(d), the receipt of the Parent Termination Fee and such other amounts shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Affiliates and Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and no Company Related Party or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Parent Related Parties arising out of, relating to, or in connection with, this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, however, that nothing in this Section 11.04(c)(ii) or Section 11.04(c)(iii) below shall limit the rights of the Company in the case of intentional fraud.

(iii) Subject to the proviso in Section 11.04(c)(ii), the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to this Section 11.04(c) and any other amounts due pursuant to the second sentence of Section 11.04(d) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties in any circumstance in which the Parent Termination Fee becomes due and payable, and upon payment of the Parent Termination Fee and such other amounts, none of the Parent Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, the Company may seek specific performance to cause Parent to consummate the Merger in accordance with Section 11.13 or the payment of the Parent Termination Fee pursuant to this Section 11.04(c), but in no event shall the Company be entitled to both (A) equitable relief ordering Parent to consummate the Merger in accordance with Section 11.13 and (B) the payment of the Parent Termination Fee pursuant to this Section 11.04(c).

(iv) Notwithstanding anything to the contrary contained herein, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d) Other Costs and Expenses. The Company and Parent acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the Company, Parent or Merger Subsidiary would enter into this Agreement. Accordingly, if the Company or Parent fail promptly to pay any amount due (such party, as applicable, the “Defaulting Party”) to the other party (such party, as applicable, the “Non-Defaulting Party”) pursuant to this Section 11.04, (i) the Defaulting Party shall also pay any reasonable costs and expenses incurred by the Non-Defaulting Party in connection with a legal action to enforce this Agreement that results in a judgment against the Defaulting Party for such amount payable pursuant to this Section 11.04 and (ii) the Defaulting Party shall pay to the Non-Defaulting Party interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid pursuant to this Section 11.04 and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made plus five percent (5%), or such lesser rate per annum that is the maximum permitted under Applicable Law.

(e) Transfer Taxes. Except as otherwise set forth in Section 2.03(c), all transfer, documentary, stamp, registration and other similar Taxes imposed with respect to the Merger shall be borne by the Company.

Section 11.05. Disclosure Schedule. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties (or covenants, as applicable) of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) would be readily apparent on the face of such references. The inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty (or covenants, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company or Parent, as applicable.

Section 11.06. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except with respect to: (i) the rights of each Indemnified Person pursuant to Section 7.02, (ii) if the Effective Time occurs, the right of the Company’s stockholders and holders of Company Equity Awards to receive the Merger Consideration pursuant to Article 2 and (iii) that the right of the Company, on behalf of the holders of Shares, Company Option Awards and Company RSU Awards (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), to pursue specific performance as set forth in Section 11.13 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which may include the benefit of the bargain lost by such holders) in the event of a breach hereof by Parent of this Agreement, it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any of Parent’s or Merger Subsidiary’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so, as agent for such holders.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties and that, in some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(c) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other parties hereto and any attempted assignment, delegation or transfer of this Agreement or any such rights or obligations without such consent shall be void ab initio and of no effect.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereto agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a Contract and each party hereto forever waives any such defense.

Section 11.11. Entire Agreement. This Agreement, the Confidentiality Agreement, the Clean Team Agreement, the Common Interest Agreement and the Data Transfer Agreement constitute the entire agreement between the parties with respect to the subject matter herein and therein and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter herein and therein.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court in accordance with Section 11.08 (without proof of damages), in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby agree (a) that the right of specific performance is an integral part of the transactions contemplated hereby and, without that right, neither the Company nor Parent nor Merger Subsidiary would have entered into this Agreement, (b) not to raise any objections to the granting of an injunction, specific performance or any other equitable relief on the basis that the other parties have an adequate remedy at law or equitable relief is not an appropriate remedy for any reason at law or equity, and (c) that no other party or Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.13, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 11.14. Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement or the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law trial by jury in any such legal action brought against the Financing Sources in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or representatives relating to or arising out of this Agreement, the Debt Commitment Letter, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (subject to the last sentence of this Section 11.14), and (e) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.14 and that this Section 11.14 and the definition of “Financing Sources” may not be amended in any manner materially adverse to the Financing Sources without the written consent of the Financing Entities. Notwithstanding the foregoing, nothing in this Section 11.14 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Source’s obligations to Parent under the Debt Commitment Letter or the rights of the Company and its Subsidiaries against the Financing Sources or Parent with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

JUNIPER NETWORKS, INC.

By:	/s/ Rami Rahim
Name: Rami Rahim
Title: Chief Executive Officer

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ John F. Schultz
Name: John F. Schultz
Title: Executive Vice President & Chief Operating & Legal Officer

JASMINE ACQUISITION SUB, INC.

By:	/s/ Jonathan Sturz
Name: Jonathan Sturz
Title: President and Secretary

[Signature Page to Agreement and Plan of Merger]